Exhibit 99.3

ICON p.l.c. and Subsidiaries

Consolidated Financial Statements

Year ended 31 December 2013

Registered number145835

Directors’ Report and Consolidated Financial Statements

Directors’ and Other Information

Directors	Thomas Lynch (British – Chairman of the Board) (1) (2) (3) (4)
Ciaran Murray (Irish – Chief Executive Officer) (4)
Dr. John Climax (Irish – Non-Executive) (5)
Dr. Ronan Lambe (Irish – Non-Executive) (5)
Prof. Dermot Kelleher (Irish – Non-Executive) (1) (5)
Declan McKeon (Irish – Non-Executive) (1) (3)
Prof. William Hall (Irish – Non-Executive) (1) (2) (3) (5)
Mary Pendergast (American – Non-Executive) (2) (5)
Dr. Hugh Brady (Irish – Non-Executive)

(1) Member of Audit Committee
(2) Member of Compensation and Organisation Committee
(3) Member of Nominating and Governance Committee
(4) Member of Execution Committee
(5) Member of Quality Committee

Company secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Auditors	KPMG
Chartered Accountants
1 Stokes Place
St. Stephens Green
Dublin 2

Solicitors	A & L Goodbody
International Financial Services Centre
North Wall Quay
Dublin 1

Cahill Gordon Reindel LLP
80 Pine Street
NY10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
Herron House
Corrig Road
Sandyford Industrial Estate
Dublin 18

Bankers
Citibank
Canada Square Canary Warf
London E14 5LB
United Kingdom

JP Morgan Chase Bank N.A.
4 New York Plaza
New York
NY 10004
USA

Directors’ Report

The Directors present their report and audited Consolidated and Company financial statements of ICON p.l.c. (“the Company” or “ICON”), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Subsidiaries”, with the Company and the Subsidiaries being together “the Group”) for the year ended 31 December 2013.

The Company’s ordinary shares are traded on the NASDAQ market. The Company is considered a foreign private issuer in the US and accordingly it is not subject to the same ongoing regulatory requirements as a US registered company with a primary listing on the NASDAQ market.

These Consolidated and Company financial statements (together “the financial statements”) for the year ended 31 December 2013 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law.  In addition to the consolidated financial statements contained in this annual report, we also prepare separate consolidated financial statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The Form 20-F under U.S. GAAP is a separate document, a copy of which may be obtained from the Company’s website www.iconplc.com. IFRS differs in certain respects from U.S. GAAP, details of which are set out on pages 114 to 117 of this annual report.

Principal activities, business review and future developments

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company’s mission is to accelerate the development of drugs that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

The Group believes that it is one of a select number of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand alone basis or as part of an integrated “full service” solution. At 31 December 2013, the Group had approximately 10,300 employees, in 77 locations in 38 countries. During the year ended 31 December 2013, the Group derived approximately 43.6%, 45.4% and 11.0%  of its net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, the Group began operations in 1990 and has expanded the business predominately through internal growth, together with a number of strategic acquisitions to enhance its capabilities and expertise in certain areas of the clinical development process. Its principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

On 29 March 2014 the Company agreed to acquire, subject to certain closing conditions that did not occur prior to filing these financial statements, 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments. In addition to boosting the Company’s service capabilities, Aptiv Solutions will also strengthen the Company’s international presence through the addition of over 850 highly qualified and experienced professionals in the United States, Europe and Japan.

On 15 February 2013, the Group acquired the Clinical Trial Services Division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services Division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision (“FSP”). The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent have been combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS has been combined with the services offered by ICON’s medical and safety services team.

Directors’ Report (continued)

On 17 December 2012 the Company’s shareholders voted in favour of terminating the Company’s ADR programme and replacing its ADRs with a direct listing of its shares on NASDAQ. The company also decided to cancel the Company’s secondary listing on the official list of the Irish Stock Exchange, mainly due to the very low levels of liquidity in the Company’s shares on this exchange.  This followed a review by the Company of its share trading arrangements with the objective of ensuring that the arrangements in place are appropriate to the size, scale and locations of the business, are conducive to supporting a liquid market in the Company’s shares, enhance the Company’s profile and attractions for a wide range of international investors, and that the costs and maintenance of the associated trading arrangements are proportionate to the expected benefits.  The last day of trading of the Company’s shares on the Irish Stock Exchange was 29 January 2013 with the Company’s delisting from the Irish Stock Exchange being effected as of 30 January 2013.  Direct trading of the Company’s shares on NASDAQ commenced on 4 February 2013.

In 2014, the Group looks forward to increasing its geographic presence through the addition of new offices and expanding the scale and range of its service offering.

Results and dividends

The results for the year are as shown on page 27 of these financial statements. The Directors do not propose the payment of a dividend for the year ended 31 December 2013.

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Year ended	Year ended
	31 December 2013	31 December 2012
	As a percentage of net revenue		Percentage change in period

Net revenue	100%	100%	19.8%

Direct costs (excluding exceptional items)	63.2%	64.3%	17.8%

Other operating expenses (excluding exceptional items)	27.0%	29.0%	11.5%

Operating profit (excluding exceptional items)	9.8%	6.7%	74.8%

Exceptional items	0.7%	0.5%	66.1%

Operating profit (including exceptional items)	9.1%	6.2%	75.5%

Twelve months ended 31 December 2013 compared to twelve months ended 31 December 2012

Net revenue for the year increased by $221.1 million, or 19.8%, from $1,115.0 million for the year ended 31 December 2012 to $1,336.1 million for the year ended 31 December 2013.  For the year ended 31 December 2013 we derived approximately 43.6%, 45.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Directors’ Report (continued)

Direct costs (excluding exceptional items) for the year ended 31 December 2013 increased by $128.0 million, or 17.8%, from $717.1 million for the year ended 31 December 2012 to $845.1 million for the year ended 31 December 2013. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $131.6 million offset by a decrease in other direct project related costs of $3.6 million.  As a percentage of net revenue, direct costs (excluding exceptional items) have decreased from 64.3% for the year ended 31 December 2012 to 63.2% for the year ended 31 December 2013.

Other operating expenses (excluding exceptional items) for the year ended 31 December 2013 increased by $37.1 million, or 11.5%, from $323.2 million for the year ended 31 December 2012 to $360.3 million for the year ended 31 December 2013. The increase in other operating expenses (excluding exceptional items) for the period arose primarily from an increase in personnel related expenditure of $24.3 million, an increase in facilities and related costs of $4.9 million, an increase in other general overhead costs of $4.1 million and an increase in depreciation and amortisation expense of $3.8 million, arising principally as a result of the increased amortisation of acquired intangibles and our continued investment in facilities and equipment to support the Company’s growth. As a percentage of net revenue, other operating expenses (excluding exceptional items), decreased from 29.0% for the year ended 31 December 2012 to 27.0% for the year ended 31 December 2013.

Exceptional charges of $9.0 million were recorded during the year ended 31 December 2013. During 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalisations in certain areas of the business to improve resource utilisation. A further restructuring plan was also adopted during 2013 which resulted in resource rationalisations in order to improve operating efficiencies and reduce expenses (see note 7 Exceptional items for further information).

As a result of the above, operating profit increased by $52.3 million, or 75.5%, from $69.3 million for the year ended 31 December 2012 ($74.7 million excluding restructuring charges) to $121.6 million for the year ended 31 December 2013 ($130.6 million, or 74.8% excluding restructuring charges). As a percentage of net revenue, income from operations increased from 6.2% of net revenues for the year ended 31 December 2012 (6.7% excluding restructuring charges) to 9.1% of net revenues for year ended 31 December 2013 (9.8% excluding restructuring charges).

Financing expense for the period decreased from $1.9 million for the year ended 31 December 2012 to $1.3 million for the year ended 31 December 2013.  Financing expense for the year ended 31 December 2013 includes $0.2 million (2012: $0.9 million) in respect of fair value movement relating to acquisition contingent consideration. Interest income for the year decreased from $1.2 million for the year ended 31 December 2012 to $1.0 million for the year ended 31 December 2013. Even though our U.S. dollar cash balances increased significantly during the year, a historical low level of interest rates payable on U.S. dollars resulted in a reduction of our interest income in comparison to 2012.

Provision for income taxes for the period increased from $10.4 million for the year ended 31 December 2012 to $14.2 million for the year ended 31 December 2013.  The Company’s effective tax rate for the year ended 31 December 2013 was 11.7% compared with 15.1% for the year ended 31 December 2012. Excluding the impact of exceptional items recognised during the year ended 31 December 2013 the Company’s effective tax rate was 12.3% for the year ended 31 December 2013 compared with 14.9% for the year ended 31 December 2012. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Risks and uncertainties

Details of the principal risks and uncertainties facing the Group are set out in Appendix A of this annual report.

Financial risk management

The Group’s financial instruments comprise cash and cash equivalents, current asset investments, finance lease obligations and negotiated bank facilities.  The main purpose of these financial instruments is to fund the working capital requirements of the Group, the cost of new acquisitions and continued growth.  The principal financial risks facing the Group include currency rate risk, interest rate risk, credit risk and liquidity risk, further details of which are set out in note 25 to the Consolidated financial statements and note 10 to Company financial statements. The Group does not undertake any trading activity in financial instruments.  The Group did not enter into any material derivative transactions during 2013 or 2012.

Directors’ Report (continued)

Subsequent events

Details of subsequent events are set out in note 30 to the financial statements.

Directors and Secretary

In January 2013 Mr Thomas Lynch was appointed Chairman of the Board of Directors of the Company. On 31 December 2012 Dr Bruce Given retired as Chairman of the Board of Directors of the Company. On 21 February 2013 Professor William Hall was appointed a Director of the Company. On 22 July 2013 Dr. Bruce Given retired as a Director of the Company.  On 18 February 2014 Mary Pendergast was appointed a Non-Executive Director of the Company.  On 29 April 2014 Dr. Hugh Brady was appointed a Non-Executive Director of the Company.

Details of Directors’ interests in the Group’s shares are set out in note 8 to the financial statements.

Directors’ remuneration

Details of the Directors’ remuneration are set out in the note 8 to the Consolidated financial statements.

Directors power to purchase and allot company shares

Subject to the provisions of the Companies Acts 1963 to 2013 the Company may purchase any of its shares.  Every contract for the purchase of shares, or under which the Company may become entitled or obliged to purchase shares in the Company shall be authorised by a special resolution of the Company.  The Company may cancel any shares so purchased or may hold them as treasury shares or re-issue them.

On 27 October 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On 22 November 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively.  On 21 February 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On  27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. On 30 July 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period 30 July 2012 to 26 October 2012. Further details of the share repurchase programme can be found in note 23 to the financial statements.

Rights and Obligations attaching to the Company’s shares

The share capital of the Company is €6,000,000 divided into 100,000,000 ordinary shares of €0.06.  Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Company and approved by the shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company's ordinary shares. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote with no individual having more than one vote.

Directors’ Report (continued)

Change of control provisions in significant agreements

Certain of the Group’s customer contracts allow the customer to terminate the contract in the event of a change in control of the Company.

The Group has negotiated banking facilities with a number of financial institutions, details of which are set out in note 22 to the financial statements.  Certain of these facilities require repayment of the facility in the event that the Company becomes controlled by any person or persons acting in concert by whom it was not controlled at the date the facility was entered into.

Furthermore certain Group companies have entered capital grant agreements with the Irish government agency, Enterprise Ireland, whereby the Group covenants that the controlling interest in the Company will not change without Enterprise Ireland’s prior written consent, which will not be unreasonably withheld.

Additionally, the Company's share option and restricted share unit plans contain change in control provisions which allow potentially for the acceleration of the vesting and exercisability of outstanding options and awards of restricted share unit in the event that a change in control occurs with respect to the Company. Other potential consequences for outstanding share options and restricted share units of a change in control following a takeover bid include the assumption of outstanding awards by the surviving company, if not ICON, or the substitution of options or restricted stock of its ordinary shares or that of its parent.

Corporate Governance

The   Company is listed on the NASDAQ Global Select Market. The Company complies with the corporate governance listing requirements under the NASDAQ marketplace rules. NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer in certain circumstances provided that the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws.

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

●
The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock.  The Company’s Articles of Association require that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum.  This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

●
The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants.  Irish law does not require shareholder approval with respect to equity compensation arrangements.  Accordingly, the 2013 Employees Restricted Share Unit Plan was adopted by the Board of Directors without shareholder approval.

●
The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent directors to hold regularly scheduled meetings at which only independent directors are present.  Irish law does not require independent directors to hold regularly scheduled meetings at which only independent directors are present.  The Company holds regularly scheduled meetings which all of the directors may attend.

The Company's practices with regard to these requirements are not prohibited by Irish law.

Directors’ Report (continued)

Significant shareholdings

The Company has been notified of the following shareholdings in excess of 3% of the issued share capital of the Company at 31 December 2013:

Name	%	Number of Shares
Neuberger Berman LLC	9.0	5,547,272
Earnest Partners, LLC	8.9	5,485,357
Wasatch Advisors, Inc.	4.6	2,833,029
All Directors and Officers as a group	4.6	2,835,582
Alliance Bernstein L.P.	4.3	2,659,083

Subsidiary undertakings

The information required by the Companies Act, 1963 in relation to subsidiary undertakings is presented in note 31 to the financial statements.

Political donations

The Group made no disclosable political donations in the period.

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future.  For this reason, the Group continues to adopt the going concern basis in preparing the financial statements.

Books of account

The Directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing accounting personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at the registered office.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Statement of Directors’ Responsibilities

Directors’ Responsibilities Statement

The Directors are responsible for preparing the Consolidated and Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year.  Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2013.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group and Company. The Companies Acts 1963 to 2013 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the Directors are required to:
●	select suitable accounting policies and then apply them consistently;
●	make judgments and estimates that are reasonable and prudent;
●	state that the financial statements comply with the IFRSs as adopted by the EU, and in the case of the Company, as applied in accordance with the Companies Acts 1963 to 2013; and
●	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2013 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website.  Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the board

Declan McKeon	Ciaran Murray
Director	Director

Independent Auditor’s Report to the Members of ICON plc

We have audited the Group and Company financial statements (‘‘financial statements’’) of ICON Plc for the year ended 31 December 2013 which comprise the Consolidated Income Statement,  the Consolidated Statements of Comprehensive Income, the Consolidated and Company Statements of Financial Position, the Consolidated and Company Statements of Cash Flow, the Consolidated and Company Statements of Changes in Equity and the related notes.  The financial reporting framework that has been applied in their preparation is Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and, as regards the Company financial statements, as applied in accordance with the provisions of the Companies Acts 1963 to 2013.

This report is made solely to the Company’s members, as a body, in accordance with section 193 of the Companies Act 1990.  Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement set out on page 9 the Directors are responsible for the preparation of the financial statements giving a true and fair view.  Our responsibility is to audit and express an opinion on the financial statements in accordance with Irish law and International Standards on Auditing (UK and Ireland).  Those standards require us to comply with the Ethical Standards for Auditors issued by the Auditing Practices Board.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error.  This includes an assessment of: whether the accounting policies are appropriate to the Group’s and Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.  In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements.  If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:
●
the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2013 and of its profit for the year then ended;

●
the Company statement of financial position gives a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Acts 1963 to 2013, of the state of the Company’s affairs as at 31 December 2013; and

●	the financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2013 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Matters on which we are required to report by the Companies Acts 1963 to 2013

We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
The Company’s statement of financial position is in agreement with the books of account and, in our opinion, proper books of account have been kept by the Company.
In our opinion the information given in the Directors’ report is consistent with the financial statements.
The net assets of the Company, as stated in the statement of financial position are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2013 a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

Independent Auditor’s Report to the Members of ICON plc (continued)

Matters on which we are required to report by exception

We have nothing to report in respect of the following:
Under the Companies Acts 1963 to 2013 we are required to report to you if, in our opinion, the disclosures of Directors’ remuneration and transactions specified by law are not made.

________________

Sean O’Keefe
For and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
29 April 2014
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

Statement of Accounting Policies

Statement of compliance

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) that are adopted by the European Union (EU) that are effective at 31 December 2013.  The Directors have elected to prepare the Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2013. In accordance with the Companies Acts 1963 to 2013, a company that publishes its Group and Company financial statements together, can take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members a Company income statement and related notes that form part of the approved Company financial statements.

The Group financial statements have been prepared in accordance with the amendment to IAS 1 Presentation of Financial Statements.  This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements.

Basis of preparation

These Group and Company financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ ‘000), except where otherwise indicated, this being the reporting currency of the Group. They are prepared on the historical cost basis, except for the measurement at fair value on date of grant of share options, the UK defined benefit pension plan and certain contingent consideration payable on acquisitions.  Accounting policies are applied consistently with the prior year, except for the changes in accounting policies as noted below:

(i)	Change in accounting policy – adoption of IAS 19, Employee Benefits (revised) (“IAS 19R”)

The main impact of the adoption of IAS 19R on the financial results of the Group is in the calculation of finance income and charges in respect of post-employment benefit obligations.  The previous practice of recognising the expected return on plan assets (presented within finance income) and separately the interest expense on the post-employment benefit obligation (presented within finance expense) is now replaced by the calculation of a single interest amount on the net post-employment benefit liability (or asset) using the discount rate adopted at the beginning of the period.

IAS 19R introduces a new term “re-measurements”, which describes the total of actuarial gains and losses, and the difference between actual investment returns and the returns implied by the net interest cost.

There is no change in the method of determining the interest rate, which continues to reflect the yield of high quality corporate bonds of comparable maturity to the liabilities of the Group’s post-employment benefit obligations.  The adoption of IAS 19R has decreased the profit before taxation as the discount rate applied to plan assets in calculating finance income under IAS 19R is lower than the rate previously used to calculate expected return on plan assets.

The restatement has no effect on total comprehensive income, as the restated defined benefit pension finance charge (now included in operating costs) in the income statement is offset by a corresponding adjustment to re-measurements of post-employment benefit arrangements in other comprehensive income.  The restatement had no impact on the consolidated statement of financial position, or statement of changes in equity.  The effects of these changes on each of the impacted financial statement captions in the 2012 financial statements are set out in the table below.

Statement of Accounting Policies (continued)

Year ended 31 December 2012

	As previously reported $’000	Adjustments $’000	As restated $’000
Income statement
Finance income
Finance income on post-employment benefit assets	895	(895)	-
Finance expense
Interest expense on post-employment benefit obligations	(964)	964	-
Other Operation Expenses
Plan Finance Costs and Expenses	-	(291)	(291)
Profit for the Financial Year	58,346	(222)	58,124
Other comprehensive income
Gain on re-measurement of post-employment benefit obligations	(510)	(222)	(732)
Statement of cashflows
Profit for the Financial Year	58,346	(222)	58,124

IAS 19R also requires that past service costs be recognised immediately through profit or loss when they occur, rather than be spread over the remaining estimated working lives of employees. This change has had no effect on the current or comparative reporting period.

IAS 19R provides revised guidance on recognition of termination benefits. A liability for these expenses is recognised on the earlier of the date when the entity can no longer withdraw the offer of those benefits, or when the entity recognises costs of restructuring that are within the scope of IAS 37 and involve the payment of termination benefits. There was no impact on the prior year as a result of this revised guidance.

(i)  Change in accounting policy – adoption of IFRS 13 Fair Value measurement
The Group has included the disclosures required under IFRS 13 Fair Value measurement (“IFRS 13”).  See note 25 for details.  IFRS 13 has not had a significant impact on the results or financial position of the Group.

(ii)  Amendment to IAS 1 “Financial Statement Presentation” regarding other comprehensive income
The Group has included the disclosures required by the amendment to IAS 1, which groups items presented in the statement of other comprehensive income on the basis of whether or not they will potentially be reclassified to the Income Statement in future periods.

Statement of Accounting Policies (continued)

Key accounting policies which involve significant estimates and judgments

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following are the critical areas requiring estimates and judgments by management.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates. Revenues are earned by providing a number of different services to clients. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. Revenue for services, as rendered, are recognised only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable, risks and rewards have transferred and collectability is reasonably assured.

Customers are invoiced upon the achievement of specified contractual milestones. This mechanism, which allows the Group to receive payment from customers throughout the duration of the contract, is not reflective of revenue earned. Revenues are recognised over the period from the awarding of the customer’s contract to study completion and acceptance. This requires an estimate of the total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. The Group regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the group may routinely adjust time estimates, the estimates and assumptions have historically been accurate in all material respects in the aggregate.

If the Group does not reasonably estimate the resources required or the scope of the work to be performed, or does not manage its projects properly within the planned cost or satisfy obligations under the contracts, then future results may be significantly and negatively affected.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if facts or circumstances warrant such a review.  Goodwill is evaluated for impairment by comparing the recoverable amount of the cash-generating unit to the carrying amount of the cash-generating unit to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment is determined.

The recoverable amount of the cash-generating unit is determined using a value-in-use computation based upon discounted net present value cash flow projections for the business.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model. Management’s estimates of future cash flows are based upon anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  The key assumptions applied in determining expected future cash flows include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow model is adjusted each year for actual and expected changes in performance.

Statement of Accounting Policies (continued)

Key accounting policies which involve significant estimates and judgments (continued)

Use of different estimates or judgments, particularly with respect to expected profitability could result in a material impairment charge.  The Group believes reasonable estimates and judgments have been used in assessing the recoverable amounts of its cash-generating units.

Taxation

Given the global nature of the business and the multiple taxing jurisdictions in which the Group operates, the determination of the Group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain.  Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals.  Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.  In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realisable.

In addition, the Group may also be subject to audits in the multiple taxing jurisdictions in which it operates.  These audits can involve complex issues which may require an extended period of time for resolution.  Management believe that adequate provisions for income taxes have been made in the financial statements.

Contingent Consideration relating to Business Combinations

The Group has concluded a number of business combinations in recent years.  The fair value of the consideration of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control. The fair value of the consideration of a business combination may include a portion which is contingent upon the achievement of certain future events, such as the achievement of a particular revenue or earnings target.  Where a business combination agreement provides for such additional consideration, the amount of the estimated consideration is recognised on the acquisition date at fair value.  The accounting treatment of any changes to the estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as a liability any adjustment will be accounted for through the consolidated income statement.

Significant management judgments and estimates are required in estimating the acquisition date fair value of the additional consideration.  Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable, which could have a serious impact on our results of operations.

Statement of Accounting Policies (continued)

Adoption of new IFRS’s and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations effective in respect of the 2014 and future financial year-ends

The Group has not applied the following standards and interpretations that have been issued which are not yet effective:

●	IAS 27 Separate Financial Statements effective 1 January 2014

●	IAS 28 Investments in Associates and Joint Ventures effective 1 January 2014

●	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32) effective 1 January 2014

●	IFRS 10 Consolidated Financial Statements effective 1 January 2014

●	IFRS 11 Joint Arrangements effective 1 January 2014

●	IFRS 12 Disclosure of Interests in Other Entities effective 1 January 2014

●	IFRS 9 Financial Instruments (2010) effective 1 January 2015*

●	Consolidation for investment entities (Amendments to IFRS 10, IFRS 12, and IAS 27) effective 1 January 2014*

●	IAS 36 Impairment of Assets (amendment) effective 1 January 2014*

●	Novation of derivatives and continuation of hedge accounting (amendment to IAS 39) effective 1 January 2014*

●	IFRIC interpretation 21 Levies effective 1 January 2014*

●	IAS 19 Employee benefits (amendment) effective 1 July 2014*

*	Not yet EU endorsed. The Group only apply EU endorsed IFRS

The application of the standards and interpretations noted above is not expected to result in significant changes in the Group’s Consolidated Financial Statements.

Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

Basis of consolidation

The Group financial statements consolidate the financial statements of ICON plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. Financial statements of subsidiaries are prepared for the same reporting year as the Company and where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group.   The Group will continue to prepare the individual statutory financial statements of subsidiary companies under GAAP applicable in their country of incorporation but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All inter-company balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Statement of Accounting Policies (continued)

Foreign currency translation

The presentation currency of the Group and Company is US dollars ($).  The functional currency of the Company is Euros.  The Company financial statements have been presented in US dollars due to the Company’s international operations and profile.  Results and cash flows of non-dollar denominated undertakings are translated into dollars at the actual exchange rates at the transaction dates or average exchange rates for the year where this is a reasonable approximation. The related statements of financial position are translated at the rates of exchange ruling at the reporting date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction, and subsequently retranslated at the applicable closing rates.  Adjustments arising on translation of the results of non-dollar undertakings at average rates, and on the restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity.

Transactions in currencies different to the functional currencies of operations are recorded at the rate of exchange ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the reporting date.  All translation differences, with the exception of translation differences on long term intercompany balances where repayment is not foreseen, are taken to the income statement. Transaction differences on long term intercompany balances where repayment is not foreseen are treated as other comprehensive income in the statement of comprehensive income.

The principal exchange rates used for the translation of results, cash flows and statements of financial position into US dollars were as follows:

	Average		Year end
	Year to 31 December 2013	Year to 31 December 2012	Year to 31 December 2013	31 December 2012
Euro 1:$	1.3254	1.2876	1.3743	1.3193

Pound Sterling 1:$	1.5653	1.5832	1.6557	1.6255

On disposal of a foreign operation, accumulated currency translation differences, together with any exchange differences on foreign currency borrowings that provide a hedge of the net investment are recognised in the income statement as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to 1 June 2004.

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful life on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Statement of Accounting Policies (continued)

Property, plant and equipment (continued)

Years
Buildings	40
Computer equipment	2-8
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Assets acquired under finance leases are depreciated over the shorter of their useful economic life and the lease term.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of the Group’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Leased assets – as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits of ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or if lower the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.  Lease payments are apportioned between the finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are charged to the income statement as part of finance costs.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Lease incentives are recognised over the term of the lease as an integral part of the total lease expense.

Investments in subsidiaries - company

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company’s statement of financial position. Loans to subsidiary undertakings which are deemed long term investments in nature, are initially recorded at fair value in the Company statement of financial position and subsequently at amortised cost using an effective interest rate methodology.

Statement of Accounting Policies (continued)

Business combinations

The fair value of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control plus the fair value of any investment previously held in the entity. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. The accounting treatment of any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the consolidated income statement.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are re-determined at the date of each transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting. Acquisition costs are expensed as incurred.

Goodwill

The Group measures goodwill at the acquisition date as the fair value of the consideration transferred plus the recognised amount of any non-controlling interests in the acquiree, plus if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Goodwill on the acquisition of subsidiaries is included in ‘intangible assets – goodwill and other’.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill relating to acquisitions post 1 June 2001 and the deemed cost of goodwill carried in the statement of financial position at 1 June 2001 is not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment of non financial assets

The carrying amounts of the Group’s assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated.  An estimate of the recoverable amount of goodwill is carried out at each reporting date.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount.  Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then, to reduce the carrying amount of other assets in the unit on a pro rata basis.

Statement of Accounting Policies (continued)

Impairment of non-financial assets (continued)

The recoverable value of assets, other than receivables carried at amortised cost and short term receivables, is the greater of their net selling price and value in use. Value in use is assessed by discounting estimated future cash flows of the asset to their present value or discounting the estimated future cash flows of the cash generating unit where the asset does not generate independent cash flows. Estimated cash flows are discounted using a pre tax discount rate reflecting current market estimates of the time value of money and the risks specific to the asset.

The recoverable amount of receivables carried at amortised cost is calculated by discounting the present value of estimated future cash flows of the asset to their present value, discounted at the original effective interest rate.  Receivables with a short duration of less than six months are not discounted.

Impairment losses in respect of receivables carried at amortised cost are reversed if subsequent increases in the recoverable amount of the asset can be related objectively to an event occurring after the impairment loss was recognised.

Impairment losses in respect of other assets, other than goodwill, are reversed if there has been a change in the estimates used to determine recoverable amount.  Impairment losses are reversed only to the extent that the carrying amount of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.  Impairment losses in respect of goodwill are not reversed.

Intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	2-8
Customer relationships	3-11
Volunteer list	6
Order backlog	0.8-4
Technology Asset	7.5
Tradename	4.5-5
Non-compete arrangements	3-5

Inventories

Inventories, which comprise laboratory inventories, are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Trade and other receivables

Trade and other receivables are initially measured at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment.  A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.  Impairment losses, and any subsequent recovery of such losses, are recognised in the income statement within ‘other operating expenses’.

Statement of Accounting Policies (continued)

Current asset investments – available for sale

Financial instruments held are classified as current assets and are stated at fair value, with any resultant gain or loss recognised as other comprehensive income in the statement of comprehensive income. The fair value of financial instruments classified as available-for-sale is their market price at the reporting date.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at cost, which approximates market value.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Government grants

Government grants received that compensate the Group for the cost of an asset are recognised in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Such grants are recognised in the income statement over the useful economic life of the asset which is consistent with the depreciation policy of the relevant asset.

Grants that compensate the Group for expenses incurred are recognised in the income statement in the same periods in which the expenditure to which they relate is charged.

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Group has not recognised any such loss contingency having assessed as remote the likelihood of these events arising.

Interest bearing loans and borrowings

Interest bearing borrowings are recognised initially at fair value. Subsequent to initial recognition, current and non-current interest bearing loans and borrowings are measured at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Provisions

A provision is recognised in the statement of financial position when the Group has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Statement of Accounting Policies (continued)

Provisions (continued)

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly.  Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions may also include an element of contingent acquisition consideration.

Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are repurchased by the Company they are cancelled and the nominal value of the shares is transferred to a capital redemption reserve fund within equity.

Employee benefits

(a) Pension and other post-employment benefits
Certain companies within the Group operate defined contribution pension plans.  A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.  Contributions to defined contribution pension plans are expensed as incurred.

The Company operates a defined benefit pension plan for certain of its United Kingdom employees through a subsidiary.  A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit contribution pension plans are recognised as an expense in the income statement as service is received from the relevant employees.

The Group’s net obligation in respect of the defined benefit pension plan is calculated separately by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of plan assets deducted.  The discount rate used is the yield at the reporting date on iboxx AA 15 index plus 30 basis points. The calculation is performed by a qualified actuary using the projected unit credit method. Under IAS 19R the net finance income/cost are recorded in operating costs in the Income Statement. When benefits of a plan are improved, the portion of the increased benefit relating to the past service by employees is recognised as an expense in the Income Statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Income Statement.

All actuarial gains and losses as at 1 June 2004, the date of transition to IFRSs, were recognised and adjusted against retained earnings.  Actuarial gains and losses arising after this date are recognised as other comprehensive income immediately in the Statement of Comprehensive Income.

IAS 19 ‘Employee benefits’ was revised in June 2011 and was effective for the Group’s financial statements for the year commencing 1 January 2013 with restatement of the prior year comparatives. See basis of preparation for details of the impact on the financial statements of adopting IAS19R.

Statement of Accounting Policies (continued)

Employee benefits (continued)

(b) Share-based payments
Share-based payments comprise options to acquire ordinary shares in the Company, restricted share units (RSUs) and performance share units (PSUs) in the form of ordinary share entitlements after a certain period of time. These are awarded to the certain key employees of the Group based on service conditions such as term of employment and individual performance. The fair value of options, RSUs and PSUs granted is recognised as an employee expense with a corresponding increase in equity.  The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options, RSU or PSU.  The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSUs and PSUs is equal to the market price at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). There are no such non-market vesting conditions during the year ended 31 December 2013 in relation to options or RSUs that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

Share-based payments - Company
The Company operates a number of share-based payment plans the details of which are presented in note 10 Share-Based Compensation to the Consolidated Financial Statements. The share-based payment expense associated with the share-based payment plans is recognised by the entity which receives services in exchange for the share-based compensation. Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.  Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

The income statement of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company entities and are added to the carrying amount of those investments. Under an agreement, the subsidiaries pay the Company an amount equal to the value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets. For more information on financial fixed assets see note 3, Investment in subsidiaries, in the company only financial statements below.

Revenue recognition

The Group primarily earns revenues by providing clinical research services to its customers. Clinical research services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services.  Contracts range in duration from a number of months to several years. Revenue is recognised according to the type of service provided as follows:

Clinical trials management revenue is recognised on a proportional performance method. Depending on the contractual terms, revenue is either recognised on the percentage of completion method, based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. Biometrics revenue is recognised on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognised on a fee-for- service basis. Consulting revenue is recognised on a fee-for-service basis as the related service is performed.Contract staffing revenue is recognised on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.

Statement of Accounting Policies (continued)

Revenue recognition (continued)

Informatics revenue is recognised on a fee-for-service basis. Informatics contracts are treated as multiple element arrangements, with contractual elements comprising licence fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Licence and support fee revenues are recognised rateably over the period of the related agreement. Revenue from software services is recognised using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

Laboratory service revenue is recognised on a fee-for-service basis. The Group accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, volume of services or conditions of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order. Provisions for losses to be incurred on contracts are recognised in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the statement of financial position as unbilled revenue.  Normally, amounts become billable upon the achievement of certain milestones, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled.  Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

In the event of contract termination, if the value of work performed and recognised as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses provide that the Group is paid for all work performed to the termination date.

Reimbursable expenses

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at net revenue. Investigator payments are accrued based on patient enrolment over the life of the contract.  Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expense and the amortisation of intangible assets.

Statement of Accounting Policies (continued)

Exceptional items

The Company has used the term “exceptional” to describe certain items which, in management’s view, warrant separate disclosure by virtue of their size or incidence, or due to the fact that certain gains or losses are determined to be non-recurring in nature.  Exceptional items may include restructuring, significant impairments, and material changes in estimates.

Research and development credits

Research and development credits that are provided under the income tax law of the jurisdictions in which the Group operates generally are recognised as a reduction of income tax expense.  However, certain tax jurisdictions provide refundable credits that are not dependent on the Group’s ongoing tax status or tax position.  In these circumstances the credits are recognised in the income statement in the same periods in which the expenditure to which they related to is charged as a deduction against the related expense.

Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on finance leases, foreign exchange gains and losses on bank loans, non-cash finance charges in respect of contingent consideration and gains and losses on hedging instruments that are recognised in the income statement.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Consolidated Income Statement over the term the facility is available to the Group.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested.

Income tax

Income tax expense in the income statement represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Group’s liability for income tax is calculated using rates that have been enacted or substantially enacted at the reporting date. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Statement of Accounting Policies (continued)

Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision maker. An operating segment’s operating results are reviewed regularly by the CEO and CFO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO and CFO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill.

Consolidated Income Statement

		Year ended	Year ended	Year ended	Restated Year ended	Restated Year ended	Restated Year ended
		31 December	31 December	31 December	31 December	31 December	31 December
	Note	2013	2013	2013	2012	2012	2012
		Excluding		Including	Excluding		Including
		Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
		$’000	$’000	$’000	$’000	$’000	$’000

Gross revenue		1,784,345	-	1,784,345	1,503,993	-	1,503,993
Reimbursable expenses		(448,287)	-	(448,287)	(388,987)	-	(388,987)
Net revenue	1	1,336,058	-	1,336,058	1,115,006	-	1,115,006

Direct costs	7	(845,146)	(3,791)	(848,937)	(717,140)	(994)	(718,134)
Other operating expenses	7	(360,285)	(5,242)	(365,527)	(323,150)	(4,444)	(327,594)
Operating profit		130,627	(9,033)	121,594	74,716	(5,438)	69,278

Financing income	3	986	-	986	1,151	-	1,151
Financing expense	4	(1,288)	-	(1,288)	(1,947)	-	(1,947)

Profit before taxation		130,325	(9,033)	121,292	73,920	(5,438)	68,482
Income tax expense	5,7	(16,084)	1,850	(14,234)	(11,063)	705	(10,358)

Profit for the financial year		114,241	(7,183)	107,058	62,857	(4,733)	58,124

Attributable to:

Equity holders of the Company	24	114,241	(7,183)	107,058	62,857	(4,733)	58,124

Earnings per ordinary share

Basic	6	-	-	1.76	-	-	0.97

Diluted	6	-	-	1.71	-	-	0.96

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2013

			Restated
		Year ended	Year ended
		31 December	31 December
	Note	2013	2012
		$’000	$’000

Other Comprehensive Income

Items that will not be reclassified to profit or loss:

Re-measurement of post-employment benefit obligations	9	1,439	732

Total items that will not be reclassified to profit or loss		1,439	732

Items that are or may be reclassified subsequently to profit or loss:

Currency translation differences	24	10,725	4,494

Currency impact on long-term intercompany funding	24	(1,046)	1,982

Tax on currency impact on long-term funding	24	(87)	(356)

Unrealised capital gain/(loss) on investments	24	(239)	861

Total items that are or may be reclassified to profit or loss		9,353	6,981

Other comprehensive income for the year, net of tax		10,792	7,713

Profit for the financial year		107,058	58,124

Total comprehensive income for the financial year		117,850	65,837

Attributable to:
Equity holders of the Company		117,850	65,837

Total comprehensive income for the financial year		117,850	65,837

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Consolidated Statement of Financial Position
as at 31 December 2013

		31 December	31 December
	Note	2013	2012
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	11	120,624	125,428
Intangible assets – goodwill and other	12	443,092	406,845
Other non-current assets	16	12,307	11,352
Deferred tax assets	5	30,337	14,636
Total non-current assets		606,360	558,261

Current assets
Inventories	14	2,198	2,962
Accounts receivable	15	342,581	285,419
Unbilled revenue		113,239	112,483
Other current assets	16	31,306	27,812
Current taxes receivable		34,221	28,006
Current asset investments	17	138,317	76,183
Cash and cash equivalents	18	182,519	114,047
Total current assets		844,381	646,912

Total assets		1,450,741	1,205,173

EQUITY
Share capital	23	5,168	5,067
Share premium		199,785	172,963
Share based payment reserve	24	52,407	45,179
Capital redemption reserve	24	100	100
Other reserves	24	8,068	7,988
Foreign currency translation reserve	24	4,205	(5,387)
Current asset investment - fair value reserve	24	-	239
Retained earnings	24	659,817	540,292
Total equity attributable to equity holders		929,550	766,441

LIABILITIES
Non-current liabilities
Non-current other liabilities	19	12,557	15,739
Deferred tax liabilities	5	2,143	4,062
Total non-current liabilities		14,700	19,801

Current liabilities
Accounts payable		4,597	8,149
Payments on account		297,347	219,467
Accrued and other liabilities	19	189,167	133,905
Provisions	20	5,675	47,190
Current tax payable		9,705	10,220
Total current liabilities		506,491	418,931

Total liabilities		521,191	438,732

Total equity and liabilities		1,450,741	1,205,173

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Consolidated Statement of Changes in Equity
for the year ended 31 December 2013

	Number of shares	Share Capital	Share Premium	Capital Redemption Reserve	Share Based Payment Reserve	Other Reserves	Currency Reserve	Current Asset Investment Fair value Reserve	Retained Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2013	60,287,498	5,067	172,963	100	45,179	7,988	(5,387)	239	540,292	766,441
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	-	-	107,058	107,058
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	-	10,725	-	-	10,725
Currency impact on long-term funding	-	-	-	-	-	-	(1,046)	-	-	(1,046)
Tax on currency impact of long term funding	-	-	-	-	-	-	(87)	-	-	(87)
Unrealised capital loss on investments	-	-	-	-	-	-	-	(239)	-	(239)
Employee benefits	-	-	-	-	-	-	-	-	1,439	1,439
Total other comprehensive income	-	-	-	-	-	-	9,592	(239)	1,439	10,792
Total comprehensive income for the year	-	-	-	-	-	-	9,592	(239)	108,497	117,850
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	13,366	-	-	-	-	13,366
Exercise of share options	1,249,759	101	26,888	-	-	-	-	-	-	26,989
Issue of Restricted Share Units	50,000	-	4	-	-	-	-	-	-	4
Share issue costs	-	-	(70)	-	-	-	-	-	-	(70)
Tax benefit excess on exercise of options	-	-	-	-	1,651	-	-	-	-	1,651
Deferred tax movement on unexercised options	-	-	-	-	3,319	-	-	-	-	3,319
Transfer of exercised and expired share–based awards	-	-	-	-	(11,108)	-	-	-	11,108	-
Non-distributable reserves	-	-	-	-	-	80	-	-	(80)	-
Total contributions by and distributions to owners	1,299,759	101	26,822	-	7,228	80	-	-	11,028	45,259
Total transactions with owners	1,299,759	101	26,822	-	7,228	80	-	-	11,028	45,259
Balance at 31 December 2013	61,587,257	5,168	199,785	100	52,407	8,068	4,205	-	659,817	929,550

Consolidated Statement of Changes in Equity
for the year ended 31 December 2012 (Restated)

	Number of shares	Share Capital	Share Premium	Capital Redemption Reserve	Share Based Payment Reserve	Other Reserves	Currency Reserve	Current Asset Investment Fair value Reserve	Retained Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2012	60,135,603	5,055	160,090	44	39,429	7,422	(11,507)	(622)	491,937	691,848
Total comprehensive income for the year:
Profit for the year (restated)	-	-	-	-	-	-	-	-	58,124	58,124
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	-	4,494	-	-	4,494
Currency impact on long-term funding	-	-	-	-	-	-	1,982	-	-	1,982
Tax on currency impact of long term funding	-	-	-	-	-	-	(356)	-	-	(356)
Unrealised capital gain on investments	-	-	-	-	-	-	-	861	-	861
Employee benefits (restated)	-	-	-	-	-	-	-	-	732	732
Total other comprehensive income (restated)	-	-	-	-	-	-	6,120	861	732	7,713
Total comprehensive income for the year	-	-	-	-	-	-	6,120	861	58,856	65,837
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	10,217	-	-	-	-	10,217
Exercise of share options	890,236	68	12,947	-	-	-	-	-	-	13,015
Share issue costs	-	-	(74)	-	-	-	-	-	-	(74)
Repurchase of ordinary shares	(738,341)	(56)	-	56	-	-	-	-	(15,605)	(15,605)
Share repurchase costs	-	-	-	-	-	-	-	-	(190)	(190)
Tax benefit excess on exercise of options	-	-	-	-	1,274	-	-	-	-	1,274
Deferred tax movement on unexercised options	-	-	-	-	119	-	-	-	-	119
Transfer of exercised and expired share–based awards	-	-	-	-	(5,860)	-	-	-	5,860	-
Non-distributable reserves	-	-	-	-	-	566	-	-	(566)	-
Total contributions by and distributions to owners	151,895	12	12,873	56	5,750	566	-	-	(10,501)	8,756
Total transactions with owners	151,895	12	12,873	56	5,750	566	-	-	(10,501)	8,756
Balance at 31 December 2012	60,287,498	5,067	172,963	100	45,179	7,988	(5,387)	239	540,292	766,441
Further details of the reserves above are detailed in note 24

Consolidated Statement of Cash Flows
for the year ended 31 December 2013

	Note	Year ended	Restated Year ended
		31 December	31 December
		2013	2012
		$’000	$’000
Profit for the financial year		107,058	58,124
Adjustments to reconcile net income to net cash generated from operating activities
Loss on disposal of property, plant and equipment		662	233
Depreciation	11	24,196	21,831
Amortisation of intangible assets	12	22,318	20,992
Amortisation of grants		(349)	(154)
Share based payment	10	13,734	10,217
Financing income	3	(986)	(1,151)
Financing expense	4	1,288	1,947
Defined benefit pension service costs	9	251	242
Defined benefit pension finance costs		189	220
Income tax expense	5	14,234	10,358
Operating cash inflow before changes in working capital		182,595	122,859

Increase in accounts receivable		(37,538)	(79,157)
(Increase)/decrease in unbilled revenue		(4,015)	13,227
(Increase)/decrease in other current assets		(3,301)	1,984
Increase in other non current assets		(1,146)	(861)
Decrease/(increase) in inventory		765	(175)
(Decrease)/increase in accounts payable		(2,057)	1,038
Increase in payments on account		76,066	68,654
Increase in accrued and other liabilities and provisions		20,940	2,992
Increase in non current other liabilities and provisions		899	189
Cash provided by operations		233,208	130,750
Income taxes paid		(14,103)	(18,475)
Employer contribution defined benefit pension scheme	9	(225)	(239)
Interest received		2,894	1,997
Interest paid		(547)	(602)
Receipt of government grants		225	340
Net cash inflow from operating activities		221,452	113,771
Investing activities
Purchase of property, plant and equipment		(18,040)	(13,859)
Purchase of intangible assets		(11,448)	(16,932)
Purchase of subsidiary undertakings		(93,553)	(72,508)
Cash acquired with subsidiary undertakings		1,039	2,572
Sale of current asset investments		109,795	82,193
Purchase of current asset investments		(172,168)	(102,575)
Net cash used in investing activities		(184,375)	(121,109)
Financing activities
Tax benefit from the exercise of share options		1,651	1,274
Proceeds from exercise of share options		26,993	13,015
Share issuance costs		(70)	(74)
Repurchase of ordinary shares		-	(15,605)
Share repurchase costs		-	(190)
Net cash used in financing activities		28,574	(1,580)
Net Increase/(decrease) in cash and cash equivalents		65,651	(8,918)
Effect of exchange rate changes		2,821	3,728
Cash and cash equivalents at start of year		114,047	119,237
Cash and cash equivalents at end of year		182,519	114,047

Notes to Consolidated Financial Statements
for the year ended 31 December 2013

1. Segmental information

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Group has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Group has the ability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, and informatics. The Group also provides laboratory services through its central laboratory business, which includes the Group’s central laboratories located in Dublin, New York, India, Singapore and China.

The Group determines and presents operating segments in accordance with IFRS 8 Operating Segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision makers. The Group has determined that it has one operating and reportable segment Clinical research. Historically, the Group organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment.  In Q1 2013 the Group consolidated and reclassified the results of the former central laboratory segment into the clinical research segment as the central laboratory segment does not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Management determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements. The prior year comparatives have been restated to reflect this change in composition of reportable segment.

The Group’s listing for its shares is the NASDAQ market in the United States.  Consequently, information reviewed by the chief operating decision makers is prepared in accordance with US generally accepted accounting principles (“US GAAP”) however the information presented below is prepared in accordance with IFRS reporting standards. Reconciliations of the Group’s profit for the financial year and shareholders’ equity from US GAAP to IFRS are set out on pages 114 to 117 of this report.

The Group’s areas of operation outside of Ireland include, the United States, the United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Belgium, Turkey, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

1. Segmental information

Geographical segment information
	(EU IFRS)	(EU IFRS)
	Year ended	Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
External revenue
Ireland	272,683	171,977
Rest of Europe	333,543	338,537
United States	582,250	471,700
Rest of World	147,582	132,792

Total	1,336,058	1,115,006

	(EU IFRS)	(EU IFRS)
	Year ended	Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Non-current assets
Ireland	165,902	172,729
Europe	134,849	133,066
United States	276,197	222,892
Rest of World	29,412	29,574

Total	606,360	558,261
Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation.

Major customers

The following table sets forth the clients which represented 10% or more of the Group's net revenue in each of the periods set out below.

	31 December	31 December
	2013	2012
Client A	26%	18%

Client B	10%	12%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

2. Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December 2013			Year ended 31 December 2012
	Group auditor	Affiliated firms	Total	Group auditor	Affiliated firms	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Auditors’ remuneration:
Audit fees (1) (2)	1,183	314	1,497	1,116	395	1,511
Other assurance fees (3)	31	109	140	23	63	86
Tax advisory fees (4)	723	96	819	478	92	570
Other non-audit fees (5)	78	-	78	23	-	23

Total fees	2,015	519	2,534	1,640	550	2,190

(1)	Audit fees include annual audit fees for ICON plc and companies based in Ireland and the US.
(2)	Audit fees for the Company for the year is set at $30,000 (2012: $30,000)
(3)	Other assurance fees principally consist of fees for the audit of remaining subsidiaries and fees for the audit of the financial statements of employee benefit plans.
(4)	Tax advisory fees are for tax compliance and tax advisory services.
(5)	Other non-audit fee principally consist of fees for financial due diligence.

	Year ended	Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Directors’ emoluments
Fees	798	697
Other emoluments and benefits in kind	2,470	7,060
Pension contributions	118	1,176
Share based payments	3,666	2,869

Total Directors’ emoluments	7,052	11,802
For additional information regarding Directors’ shareholdings, share options and compensation, please refer to note 8 – Payroll and related benefits.

	Year ended	Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Depreciation and amortisation
Depreciation of property, plant and equipment	24,196	21,831
Amortisation of intangible assets	22,318	20,992

Total depreciation and amortisation	46,514	42,823

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

2. Profit before taxation (continued)

	Year ended	Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Operating lease rentals
Premises	45,976	43,401
Motor vehicles	7,244	7,282
Plant and equipment	1,645	1,807

Total operating lease rentals *	54,865	52,490

Government grants
Government grants	225	340

Total government grants	225	340
* Operating lease rentals includes rate expenses incurred during the year.

3. Financing income

	Year ended	Restated Year ended
	31 December	31 December
	2013	2012
	$’000	$’000

Interest receivable	986	1,151

	986	1,151

All of the above relates to items not at fair value through profit and loss.

4. Financing expense

	Year ended	Restated Year ended
	31 December	31 December
	2013	2012
	$’000	$’000

Interest and facility fees on bank overdraft and credit facilities	1,048	1,008
Fair value movement on acquisition contingent consideration	240	939

	1,288	1,947
All of the above relates to items not at fair value through profit and loss

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

5. Income tax expense

The components of the current and deferred tax expense for the years ended 31 December 2013 and 2012 were as follows:

	Year ended	Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Current tax expense
Current year	27,373	21,297
Under provided in prior years	1,153	934
	28,526	22,231
Deferred tax credit
Origination and reversal of temporary differences	(13,091)	(10,261)
Over provided in prior years	(1,201)	(1,612)
	(14,292)	(11,873)

Total income tax expense in the consolidated income statement	14,234	10,358

Current tax recognised in equity
Share based payment	(1,651)	(1,274)

Total current tax recognised in equity	(1,651)	(1,274)

Current tax recognised in other comprehensive income
Tax on currency impact on long term funding	(87)	356

Total current tax recognised in other comprehensive income	(87)	356

The total tax expense of $14.2 million and $10.4 million for the years ended 31 December 2013 and 31 December 2012 respectively, reflects tax at standard rates on taxable profits in the jurisdictions in which the group operates, foreign withholding tax and the availability of tax losses.

The deferred tax credit of $14.3 million for the year ended 31 December 2013 and the deferred tax credit of $11.9 million for the year ended 31 December 2012, relates to deferred tax arising in respect of net operating losses and temporary differences in capital items, the timing of certain goodwill amortisation on US acquisitions and the timing of tax deductions available relating to the Group’s share based compensation schemes. No deferred tax asset has been recognized on the defined benefit pension scheme as it is not probable that sufficient taxable profit will be available against which the deductible temporary difference can be utilised.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

5. Income tax expense (continued)

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Year ended	Restated Year ended
	31 December	31 December
	2013	2012
	$’000	$’000

Profit before tax	121,292	68,482
Irish standard tax rate	12.5%	12.5%

Taxes at Irish standard tax rate	15,162	8,560

Reversal of prior year over provision in respect of current foreign taxes	(48)	(678)
Foreign and other income taxed at higher rates	4,500	8,807
Recognition of previously unrecognised tax benefits for uncertain tax positions	(4,090)	(2,378)
Non taxable income and non tax deductible expenses	(1,056)	(213)
Losses for which no benefit has been recognised	2,389	1,585
Research and development tax incentives	(2,598)	(4,954)
Other	(25)	(371)

Tax expense on profit for the year	14,234	10,358

The net deferred tax asset at 31 December 2013 and 31 December 2012 was as follows:

	31 December	31 December
	2013	2012
	$’000	$’000
Deferred taxation assets
Net operating losses carried forward	6,696	6,776
Accrued expenses and payments on account	29,458	19,375
Property, plant and equipment	2,161	1,875
Deferred compensation	1,187	1,136
Share based payment	11,287	3,444
Other	-	98
Total deferred taxation assets	50,789	32,704
Less: offset against deferred tax liabilities	(20,452)	(18,068)

Deferred tax asset disclosed on Statement of financial position	30,337	14,636

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

5. Income tax expense (continued)

	31 December	31 December
	2013	2012
Deferred taxation liabilities	$’000	$’000

Property, plant and equipment	6,501	6,631
Goodwill and related assets	14,013	11,467
Other intangible assets	970	2,707
Other	4	88
Accruals to cash method adjustment	1,107	1,237
Total deferred taxation liabilities	22,595	22,130
Less: offset against deferred tax assets	(20,452)	(18,068)

Deferred tax liability disclosed on Statement of financial position	2,143	4,062

Net deferred taxation asset	28,194	10,574

The movement in temporary differences during the year ended 31 December 2013 was as follows:
	Balance 1 January 2013	Recognised in Income	Recognised in Other Comprehensive Income		Recognised in Equity	Balance 31 December 2013
	$’000	$’000	$’000		$’000	$’000
Deferred taxation assets
Net operating loss carry forwards	6,776	(103)	23	*	-	6,696
Accrued expenses and payments on account	19,375	10,075	8	*	-	29,458
Property, plant and equipment	1,875	275	11	*	-	2,161
Deferred compensation	1,136	51	-		-	1,187
Share based payment	3,444	4,524	-		3,319	11,287
Other	98	(98)	-		-	-

Total deferred taxation assets	32,704	14,724	42		3,319	50,789

Deferred taxation liabilities
Property, plant and equipment	6,631	(163)	33	*	-	6,501
Goodwill on acquisition	11,467	2,546	-		-	14,013
Accruals to cash method adjustment	1,237	(130)	-		-	1,107
Other intangible assets	2,707	(1,737)	-		-	970
Other	88	(84)	-		-	4

Total deferred taxation liabilities	22,130	432	33		-	22,595

Net deferred taxation asset/(liability)	10,574	14,292	9		3,319	28,194

* These adjustments relate to foreign currency translation on the deferred tax assets and liabilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

5. Income tax expense (continued)

The movement in temporary differences during the year ended 31 December  2012 was as follows:

	Balance 1 January 2012	Acquired	Recognised In Income	Recognised in Other Comprehensive Income		Recognised in Equity	Balance 31 December 2012
	$’000	$’000	$’000	$’000		$’000	$’000
Deferred taxation assets:
Net operating loss carry forwards	5,791	48	1,255	(318)		-	6,776
Accrued expenses and payments on account	11,652	-	7,697	26	*	-	19,375
Property, plant and equipment	1,069	-	795	11	*	-	1,875
Deferred compensation	1,197	-	(61)	-		-	1,136
Share based payment	1,113	-	2,212	-		119	3,444
Other	207	-	(109)	-		-	98

Total deferred taxation assets	21,029	48	11,789	(281)		119	32,704

Deferred taxation liabilities:
Property, plant and equipment	7,331	-	(721)	21	*	-	6,631
Goodwill on acquisition	9,443	-	2,024	-		-	11,467
Accruals to cash method adjustment	1,185	-	52	-		-	1,237
Other intangible assets	3,525	607	(1,436)	11	*	-	2,707
Other	90	-	(2)	-		-	88

Total deferred taxation liabilities	21,574	607	(83)	32		-	22,130

Net deferred taxation asset	(545)	(559)	11,872	(313)		119	10,574

*These adjustments relate to foreign currency translation on the deferred tax assets.

Unrecognised deferred tax assets

Deferred tax assets relating to the following net operating losses have not been recognised to the extent that it is considered unlikely that a benefit will be received in the future.

At 31 December 2013, non-US subsidiaries had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $88.5 million (31 December 2012: $71.2 million). At 31 December 2013, non – US subsidiaries also had additional operating loss carry forwards of $5.9 million which are due to expire between 2014 and 2016.

The potential to use U.S. Federal and State net operating loss (“NOL”) carry forwards of $0.7 million and $0.7 million respectively for a US subsidiary are limited to $113,000 per year due to a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

5. Income tax expense (continued)

In total, the Group has unrecognised deferred tax assets at 31 December 2013 of $22.6 million and $20.2 million at 31 December 2012. The Group has not recognised the remaining deferred tax assets because it believes that it is more likely than not that the losses and other deferred tax assets will not be utilised given their history of operating losses.

Unrecognised deferred tax liabilities

At 31 December 2013 and 31 December 2012 respectively, there were no recognised or unrecognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries. The Group is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

6. Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the year ended 31 December 2013:

	31 December	31 December	31 December	Restated 31 December	Restated 31 December	Restated 31 December
	2013	2013	2013	2012	2012	2012
	$’000	$’000	$’000	$’000	$’000	$’000
	Excluding		Including	Excluding		Including
	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
Numerator computations
Basic and diluted earnings per share
Profit for the period	114,241	(7,183)	107,058	62,857	(4,733)	58,124

Profit attributable to equity holders	114,241	(7,183)	107,058	62,857	(4,733)	58,124

Denominator computations			Number of Shares
Weighted average number of ordinary shares outstanding – basic	60,907,274	60,907,274	60,907,274	59,968,174	59,968,174	59,968,174
Effect of dilutive potential ordinary shares	1,544,503	1,544,503	1,544,503	716,358	716,358	716,358
Weighted average number of ordinary shares outstanding - diluted	62,451,777	62,451,777	62,451,777	60,684,532	60,684,532	60,684,532

Earnings per Share	$	$	$	$	$	$
Basic earnings per ordinary share	1.88	(0.12)	1.76	1.05	(0.08)	0.97
Diluted earnings per ordinary share	1.83	(0.12)	1.71	1.04	(0.08)	0.96
The Company had 839,189 anti-dilutive shares in issue at 31 December 2013 (31 December 2012: 2,186,963).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

7. Exceptional items

Exceptional items incurred during the year ended 31 December 2013 comprised the following:
	31 December	31 December
	2013	2012
	$’000	$’000

Restructuring charges	9,033	4,644
Release of prior year restructuring provision	-	(119)
Other exceptional items	-	913
	9,033	5,438
Income tax	(1,850)	(705)
Exceptional items (net)	7,183	4,733

Restructuring Charges

Restructuring and other items of $9.0 million were recorded during the year ended 31 December 2013. During 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalisations in certain areas of the business to improve resource utilisation. A further restructuring plan was also adopted during 2013 which resulted in resource rationalisations in order to improve operating efficiencies and reduce expenses.

Details of the movement in the Restructuring Plan recognised during the year ended 31 December 2013 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - Initial provision recognised	$3,903	$509	$4,412
Q2 Plan - Initial provision recognised	4,228	393	4,621
Total provision recognised	8,131	902	9,033
Cash payments	(6,544)	(199)	(6,743)
Amounts released	(93)	-	(93)
Foreign exchange movement	(3)	-	(3)

Provision at 31 December 2013	$1,491	$703	$2,194

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

7. Exceptional items (continued)

Prior Period Restructuring Charges

Restructuring charges of $4.5 million were recorded during year ended 31 December 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the year ended 31 December 2012 the Company completed a review of its operations to improve resource utilisation throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalisations in certain areas of the business and a re-organisation of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognised during the year ended 31 December 2012; $3.4 million in respect of resource rationalisations and $1.2 million in respect of lease termination and exit costs.

Details of the movement in the 2012 Restructuring Plan recognised during the years ended 31 December 2012 and 31 December 2013 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)
Initial provision recognised	$3,394	$1,250	$4,644
Residual balance from prior period	-	130	130
Cash payments	(3,030)	(824)	(3,854)
Foreign exchange movement	(4)	-	(4)

Provision at 31 December 2012	$360	$556	$916

Cash payments	(197)	(426)	(623)
Amounts released	(57)	-	(57)

Provision at 31 December 2013	$106	$130	$236

It is expected that cash outflows related to these restructuring plans will occur primarily within twelve months. Given the short term nature of the provision and the relatively fixed nature of the costs involved there are no material uncertainties surrounding the timing and extent of the outflow of economic benefits associated with the above provisions.

Other Exceptional Items

On 30 September 2011 Mr. Peter Gray retired as Chief Executive Officer (“CEO”) of the Company and was appointed Vice Chairman of the Board of Directors, in accordance with the provisions of his service agreement, which was terminable on twelve months’ notice by either party.  On 11 June 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on 19 July 2012. Under the terms of this agreement Mr. Gray was entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company recognised a share-based compensation charge of $422,000 in respect of these options during the year ended 31 December 2012.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

8. Payroll and related benefits

Payroll costs

The aggregate payroll costs of employees of the Group for the year ended 31 December 2013 were as follows:
	Note	Year ended	Restated Year ended
		31 December	31 December
		2013	2012
		$’000	$’000

Wages and salaries		736,597	627,899
Social welfare costs		110,035	94,053
Pension costs for defined contribution pension schemes		30,109	26,629
Pension costs for defined benefit pension schemes	9	460	532
Termination payments		8,131	3,886
Share based payment*	10	13,734	10,217
Total charge to income		899,066	763,216
Re-measurement of post-employment benefit obligations	9	(1,439)	(732)

Total payroll and related benefit costs		897,627	762,484
* IFRS 2 Share based Payments requires that the fair value of share options and restricted share units is calculated and amortised over the vesting period of the related share option or restricted share unit.

Average employee numbers

The average number of employees, including executive Directors, employed by the Group during the year ended 31 December 2013 was as follows:
	Year ended	Year ended
	31 December	31 December
	2013	2012

Marketing	190	205
Administration	1,288	1,218
Clinical research processing	8,342	7,245
Laboratory	422	420

Total	10,242	9,088

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

8. Payroll and related benefits (continued)

Directors’ remuneration

The Directors, Executive Officers and Company Secretary have the following interests, all of which are beneficial, other than as stated, in the shares and share options of the Company or other Group companies at the following dates:

		Interest at		Interest at
		31 December 2013		31 December 2012
Name	Name of company and description of shares	Number of shares	Options	Number of shares	Options

Thomas Lynch	ICON plc Ordinary Shares €0.06	4	19,000	3,604	17,200

Ciaran Murray	ICON plc Ordinary Shares €0.06	-	368,873	-	345,000

Brendan Brennan	ICON plc Ordinary Shares €0.06	-	43,233	-	29,840

Dr. Steve Cutler	ICON plc Ordinary Shares €0.06	-	103,539	-	60,000

Dr. John Climax	ICON plc Ordinary Shares €0.06	1,357,568	80,500	1,607,568	90,000

Dr. Ronan Lambe	ICON plc Ordinary Shares €0.06	400	14,500	400	16,000

Prof. Dermot Kelleher	ICON plc Ordinary Shares €0.06	-	16,500	-	14,000

Declan McKeon	ICON plc Ordinary Shares €0.06	-	9,500	-	7,000

Cathrin Petty	ICON plc Ordinary Shares €0.06	-	9,500	-	7,000

Prof William Hall	ICON plc Ordinary Shares €0.06	-	7,500	-	-

Diarmaid Cunningham	ICON plc Ordinary Shares €0.06	-	22,075	-	22,000

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

8. Payroll and related benefits (continued)

Further details regarding the above share options are as follows:

Name	Options	Exercise price	Grant date	Expiry date

Thomas Lynch	4,000 2,000 2,000 2,000 2,000 2,000 5,000	$21.25 $35.33 $22.26 $24.46 $20.28 $22.30 $32.37	16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012 1 May 2013	16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020 1 May 2021

Ciaran Murray	14,000 17,000 30,000 30,000 150,000 50,000 77,873	$35.33 $22.26 $24.46 $20.28 $16.80 $22.30 $32.37	26 February 2008 25 February 2009 4 March 2010 3 March 2011 31 October 2011 27 April 2012 1 May 2013	26 February 2016 25 February 2017 4 March 2018 3 March 2019 31 October 2019 27 April 2020 1 May 2021

Brendan Brennan	420 3,000 4,000 20,000 15,813	$22.26 $24.46 $20.28 $20.59 $32.37	25 February 2009 4 March 2010 3 March 2011 22 February 2012 1 May 2013	25 February 2017 4 March 2018 3 March 2019 22 February 2020 1 May 2021

Dr. Steve Cutler	30,000 30,000 43,539	$17.17 $20.59 $32.37	7 November 2011 22 February 2012 1 May 2013	7 November 2019 22 February 2020 1 May 2021

Dr. John Climax	12,000 10,000 50,000 2,000 2,000 2,000 2,500	$21.25 $35.33 $15.84 $24.46 $20.28 $22.30 $32.37	16 February 2007 26 February 2008 30 April 2009 4 March 2010 3 March 2011 27 April 2012 1 May 2013	16 February 2015 26 February 2016 30 April 2017 4 March 2018 3 March 2019 27 April 2020 1 May 2021

Dr. Ronan Lambe	2,000 2,000 2,000 2,000 2,000 2,000 2,500	$21.25 $35.33 $22.26 $24.46 $20.28 $22.30 $32.37	16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012 1 May 2013	16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020 1 May 2021

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

8. Payroll and related benefits (continued)

Name	Options	Exercise price	Grant date	Expiry date

Prof. Dermot Kelleher	6,000 2,000 2,000 2,000 2,000 2,500	$36.04 $22.26 $24.46 $20.28 $22.30 $32.37	27 May 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012 1 May 2013	27 May 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020 1 May 2021

Declan McKeon	3,000 2,000 2,000 2,500	$29.45 $20.28 $22.30 $32.37	29 April 2010 3 March 2011 27 April 2012 1 May 2013	29 April 2018 3 March 2019 27 April 2020 1 May 2021

Cathrin Petty	3,000 2,000 2,000 2,500	$19.45 $20.28 $22.30 $32.37	26 October 2010 3 March 2011 27 April 2012 1 May 2013	26 October 2018 3 March 2019 27 April 2020 1 May 2021

Professor William Hall	7,500	$32.37	1 May 2013	1 May 2021

Diarmaid Cunningham	800 3,000 12,000 6,275	$24.46 $20.28 $20.59 $32.37	4 March 2010 3 March 2011 22 February 2012 1 May 2013	4 March 2018 3 March 2019 22 February 2020 1 May 2021

The following Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) have been awarded to the Directors, Executive Officer and Company Secretary:

Name	RSUs	Award date	Vesting Date	PSUs(2)	Award Date	Vesting date
Ciaran Murray	100,000 50,000 93,447	1 October 2011 10 February 2011 1 May 2013	1 October 2014 10 February 2016 1 May 2016(1)	62,299	1 May 2013	1 May 2016
Brendan Brennan	20,000 18,975	21 February 2012 1 May 2013	21 February 2015 1 May 2016(1)	12,650	1 May 2013	1 May 2016
Steve Cutler	30,000 30,000 52,245	7 November 2011 21 February 2012 1 May 2013	7 November 2014 21 February 2015 1 May 2016(1)	34,831	1 May 2013	1 May 2016
Diarmaid Cunningham	10,000 2,510	21 February 2012 1 May 2013	21 February 2015 1 May 2016	5,020	1 May 2013	1 May 2016
(1)	RSUs vest a third each year from the first anniversary of the grant and in May 2016 the last one third tranche will vest.

(2)
Of the issued PSUs, performance conditions will determine how many of them vest and,  if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

8. Payroll and related benefits (continued)

Directors’ and Company share and share option transactions

Details of transactions entered into by the Directors, Executive Officers and Company Secretary in shares and shares options of the Company during the year ended 31 December 2013 were as follows:

Share options exercised
Name	Number of share options	Average exercise price	Market price on date of exercise

Tom Lynch*	3,200	$11.00	$38.85
Brendan Brennan**	2,420	$33.06	$39.38
Dr. John Climax**	12,000	$11.00	$37.18
Ciaran Murray**	54,000	$13.82	$37.63
Dr. Ronan Lambe**	4,000	$11.00	$38.01
Diarmaid Cunningham **	6,200	$21.24	$34.44
*   Options exercised and shares held.
** Options exercised and resulting shares sold.

Shares sold
	Number of shares	Average Market Price of Shares Sold
Tom Lynch	6,800	$38.55

Dr. John Climax	250,000	$38.38

RSUs vested and sold

	Number of shares	Average Market Price of Shares Sold
Ciaran Murray	50,000	$32.42

The market price of the Company’s ordinary shares during the year ended 31 December 2013 moved in the range of $26.70 to $44.23 (year ended 31 December 2012: in the range of $16.73 to $28.93).  The closing share price at 31 December 2013 was $40.42 (at 31 December 2012 $27.76).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2013

Name	Year	Salary	Company pension contribution*	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors’ Fees	Total compensation
		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Thomas Lynch**	2013	-	-	-	-	-	-	30	315	345
Bruce Given***	2013	-	-	-	-	-	-	113	38	151
Ciaran Murray	2013	713	89	1,120	30	1,952	2,588	3,390	-	5,978
John Climax	2013	-	-	-	-	-	-	20	58	78
Ronan Lambe	2013	-	-	-	-	-	-	21	58	79
Dermot Kelleher	2013	-	-	-	-	-	-	22	78	100
Declan McKeon	2013	-	-	-	-	-	-	22	97	119
Cathrin Petty	2013	-	-	-	-	-	-	21	78	99
William Hall	2013	-	-	-	-	-	-	27	76	103
Total	2013	713	89	1,120	30	1,952	2,588	3,666	798	7,052

     *  The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
   ** Appointed Chairman on 1 January 2013.
 *** Retired on 22 July 2013.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2012

Name	Year	Salary	Company pension contribution*	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors’ Fees	Total compensation
		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given**	2012	-	-	-	-	-	-	31	317	348
Peter Gray***	2012	402	50	194	27	673	862	651	-	1,513
Ciaran Murray	2012	606	863	4,230****	28	5,727	7,374	2,085	-	9,459
John Climax	2012	-	-	-	-	-	-	14	52	66
Ronan Lambe	2012	-	-	-	-	-	-	17	53	70
Thomas Lynch	2012	-	-	-	-	-	-	17	78	95
Dermot Kelleher	2012	-	-	-	-	-	-	21	73	94
Declan McKeon	2012	-	-	-	-	-	-	17	73	90
Cathrin Petty	2012	-	-	-	-	-	-	16	51	67
Total	2012	1,008	913	4,424	55	6,400	8,236	2,869	697	11,802

       * The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
    **  Retired as Chairman on 31 December 2012.
  ***  Retired 19 July 2012.
**** €4.2 million ($5.5 million) which is made up of: €1,260,000 which was paid in March 2013, €1,485,000 which was paid in March 2014 and €1,485,000 of which is payable in March 2015.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

9. Retirement benefit obligations

The Group operates a number of defined contribution schemes and a defined benefit pension scheme.  The Group accounts for pensions in accordance with IAS 19R Employee Benefits (“IAS 19R”).

(i)	Defined Contribution Schemes

Certain employees of the Group are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Group matches each participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as a remuneration expense in the consolidated Income Statement. Contributions for the year ended 31 December 2013 and year ended 31 December 2012 were $20,293,000 and $18,187,000 respectively.

The Group's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Group matches 50% of each participant's contributions and each participant can contribute up to 6% of their annual compensation. Contributions to the U.S. Plan are recorded, in the year contributed, as an expense in the consolidated Income Statement. Contributions for the year ended 31 December 2013 and year ended 31 December 2012 were $9,816,000 and $8,442,000 respectively.

(ii)	Defined Benefit Plans

One of the Group’s subsidiaries, ICON Development Solutions Limited, which was acquired by the Group in 2003, operates a defined benefit pension plan in the United Kingdom for certain of its employees, which is now closed to new members.

The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary.  Plan assets at 31 December 2013 and 31 December 2012 consist of units held in independently administered funds.

Financial assumptions

The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at 31 December 2013:

	31 December	31 December
	2013	2012

Discount rate	4.70%	4.60%
Inflation rate	3.50%	2.90%
Future pension increases	3.40%	2.80%
Future salary increases	4.00%	3.40%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx corporate bond over 15 year index plus 30 basis points.  At 31 December 2013 the Company, with input from its actuarial advisors, refined its estimate of the discount rate used in calculating the benefit obligation and reduced the premium over iboxx from 50 basis points to 30 to reflect the change in the shape of the yield curve.  This change had an impact of reducing the net obligation by $1,200,000.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

9. Retirement benefit obligations (continued)

The following assumptions were used at the commencement of the year in determining the net periodic pension cost for the year ended 31 December 2013:

	31 December	31 December
	2013	2012

Discount rate	4.60%	4.70%
Future salary increases	3.40%	3.50%

Mortality assumptions

Assumptions regarding mortality experience are set based on actuarial advice in accordance with published statistics and experience. The mortality assumptions adopted at 31 December 2013 are 130% of the standard tables PNxA00, Year of Birth, no age rating for males and females, projected using long cohort improvements with a floor of 1.00% p.a. These imply the following life expectancies, for persons retiring at age 62:

	31 December	31 December
	2013	2012

Male retiring in 2013	24.8 years	24.7 years
Female retiring in 2013	27.4 years	27.3 years
Male retiring in 2033	26.8 years	26.7 years
Female retiring in 2033	29.3 years	29.2 years

Consolidated Financial Statements

Movement in the net benefit obligation recognised in non-current other liabilities was as follows:

	Present Value of Obligations $’000	Fair Value of Plan Assets $’000	Total $’000
At 1 January 2013	(22,527)	17,807	(4,720)
Current service costs	(251)	-	(251)
Interest expense/(income)	(1,005)	796	(209)
	(23,783)	18,603	(5,180)

Re-measurements
Experience adjustment	-	2,119	2,119
Gain or loss from change in demographic assumptions	-	-	-
Gain or loss from change in financial assumptions	(680)	-	(680)
	(680)	2,119	1,439
Exchange differences	(525)	505	(20)
Contributions:
- Employers	-	225	225
- Plan participants	(75)	75	-
Benefit payments	105	(105)	-
	30	195	225
At 31 December 2013	(24,958)	21,422	(3,536)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

9. Retirement benefit obligations (continued)	Present Value of Obligations $’000	Fair Value of Plan Assets $’000	Total $’000
At 1 January 2012 (Restated)	(19,924)	15,021	(4,903)
Current service costs	(242)	-	(242)
Interest (expense)/income	(964)	730	(234)
Expenses	(56)	-	(56)
	(21,186)	15,751	(5,435)

Re-measurements
Experience adjustment	-	1,137	1,137
Gain or loss from change in demographic assumptions	-	-	-
Gain or loss from change in financial assumptions	(348)	-	(348)
Experience gains or losses	(57)	-	(57)
	(405)	1,137	732
Exchange differences	(1,128)	872	(256)
Contributions:
- Employers	-	239	239
- Plan participants	(101)	101	-
Benefit payments	293	(293)	-
	192	47	239
At 31 December 2012 Restated	(22,527)	17,807	(4,720)

Re-measurements are recognised in the Consolidated Statement of Other Comprehensive Income are as follows:

	Year ended	Restated Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Return on Plan Assets (excl. amounts included in Interest income/expense)	2,119	1,137
Loss from change in financial assumptions	(680)	(348)
Experience loss	-	(57)

Comprehensive income at end of year	1,439	732

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

9.  Retirement benefit obligations (continued)

Defined benefit pension expense recognised in the Consolidated Income Statement was as follows:

	Year ended	Restated Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Current service cost recognised in profit or loss	251	242
Net Interest expense recognised in profit or loss	209	234
Expenses recognised in profit or loss	-	56

Net periodic pension cost	460	532

Plan Assets Fair Value

The fair value of plan assets at 31 December 2013 is analysed as follows:
	31 December	31 December
	2013	2012
	$’000	$’000

Unit funds	21,422	17,807

The assets of the scheme are invested in a unitised with profits policy.  The plan’s assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by the Group.
At 31 December 2013 UK gilts were yielding around 3.6% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.

The underlying asset split of the funds at 31 December 2013 and 31 December 2012 was as follows:

	31 December	31 December
	2013	2012

Equities	70%	90%

Bonds	30%	10%

The funds which contain the equity element are Diversified Growth and Absolute Return funds. These are actively managed with a wide investment remit which results in a dynamic asset allocation.  The dynamic nature of these funds is such that the split, at a given date, does not necessarily distinguish the nature and risks of those assets, given the potential for the asset allocation to change.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

9.  Retirement benefit obligations (continued)

Sensitivity assumptions

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	Change in Assumption	Change in Liabilities

Discount Rate	Decrease of 0.25% p.a.	Increase by 6.3%
Rate of Inflation	Increase of 0.25% p.a.	Increase by 2.3%
Rate of Salary Growth	Increase of 0.25% p.a.	Increase by 1.2%
Rate of Mortality	Increase in life expectancy of 1 year	Increase by 2.6%

The sensitivities shown above are approximate. Each sensitivity considers one change in isolation. The inflation sensitivity includes the impact of changes to the assumptions for revaluation, pension increases and salary growth. The average duration of the defined benefit obligation at the period ending 31 December 2013 is 26 years.

The plan typically exposes the Company to actuarial risks such as investment risk, interest rate risk, salary growth risk, mortality risk and longevity risk. A decrease in corporate bond yields, a rise in inflation or an increase in life expectancy would result in an increase to plan liabilities. This would detrimentally impact the balance sheet position and may give rise to increased charges in future income statements. This effect would be partially offset by an increase in the value of the plan’s bond holdings, and in qualifying death in service insurance policies that cover mortality risk. Additionally, caps on inflationary increases are in place to protect the plan against extreme inflation.

Cash flows and Maturity Profiles

The Group expects to contribute approximately $0.2 million of normal contribution to the defined benefit pension scheme for the year ended 31 December 2014. The average duration of the defined benefit obligation at the period ending 31 December 2013 is 26 years.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

10. Share based payments

Share Options
On 17 January 2003 the Company adopted the Share Option Plan 2003 (“the 2003 Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Director’s may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event can the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum  number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares. The 2003 Share Option Plan expired on 17 January 2013. No new options may be granted under this plan.

On 21 July 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-Executive director retained by the Company or any Subsidiary for the purchase of ordinary shares. Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies. The options are awarded at the share price on grant date and vest over a service period. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after 21 July 2018.

Share option awards are granted with an exercise price equal to the market price of the Company’s ordinary shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.

Set out below is a summary of the total number of options outstanding and number of options available to grant under each plan as at 31 December 2013:

	Outstanding		Available to Grant
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012

1998 Long Term Incentive Plan	167,550	331,490	-	-
2003 Stock Option Plan	1,295,528	2,390,757	-	457,930
2008 Stock Option Plans	1,510,710	1,628,384	4,205,940	4,304,174

Total	2,973,788	4,350,631	4,205,940	4,762,104

The 1998 Long Term Incentive Plan expired on 14 January 2008 and no further options may be granted under this plan.

The 2003 Share Option Plan expired on 17 January 2013 and no further options may be granted under this plan.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

10. Share based payments (continued)

The total number of share options outstanding and exercisable at 31 December 2013 is as follows:
	Number of	Weighted Average
	Options	Exercise Price

Outstanding at 31 December 2011	4,902,818	$21.87

Granted	842,273	$22.01
Exercised	(890,236)	$14.62
Forfeited	(504,224)	$25.14

Outstanding at 31 December 2012	4,350,631	$23.01

Granted	264,950	$33.09
Exercised	(1,249,759)	$21.60
Forfeited	(392,034)	$25.27

Outstanding at 31 December 2013	2,973,788	$24.20

Exercisable at 31 December 2013	1,505,707	$24.92

The weighted average market price of the Company’s shares on date of exercise of share options during the year ended 31 December 2013 was $36.21 (31 December 2012: $24.70).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

10. Share based payments (continued)

At 31 December 2013, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable

Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$11.00	24,140	0.09	$11.00	24,140	$11.00
$15.47	180	3.33	$15.47	-	$15.47
$15.84	50,000	3.33	$15.84	40,000	$15.84
$16.80	150,000	5.83	$16.80	60,000	$16.80
$17.17	30,000	5.85	$17.17	12,000	$17.17
$18.00	24,000	0.83	$18.00	24,000	$18.00
$18.98	6,600	2.87	$18.98	6,600	$18.98
$19.45	15,000	4.82	$19.45	1,800	$19.45
$20.16	2,000	4.87	$20.16	1,200	$20.16
$20.28	457,871	5.17	$20.28	177,987	$20.28
$20.59	162,000	6.14	$20.59	20,400	$20.59
$21.25	231,751	1.12	$21.25	231,751	$21.25
$22.10	400	3.56	$22.10	-	$22.10
$22.26	233,927	3.15	$22.26	155,161	$22.26
$22.30	475,333	6.32	$22.30	82,326	$22.30
$23.66	8,900	6.57	$23.66	1,780	$23.66
$24.25	100,000	4.18	$24.25	100,000	$24.25
$24.46	343,677	4.17	$24.46	172,209	$24.46
$26.20	2,400	4.38	$26.20	1,440	$26.20
$26.71	7,650	6.70	$26.71	4,090	$26.71
$29.45	3,000	4.32	$29.45	1,800	$29.45
$31.49	12,450	7.16	$31.49	-	$31.49
$32.37	200,203	7.33	$32.37	2,500	$32.37
$35.33	377,523	2.15	$35.33	377,523	$35.33
$36.05	6,000	2.40	$36.05	6,000	$36.05
$36.22	37,483	7.46	$36.22	-	$36.22
$37.90	10,300	7.93	$37.90	-	$37.90
$41.25	1,000	2.67	$41.25	1,000	$41.25
$11.00 - $41.25	2,973,788	4.52	$24.20	1,505,707	$24.92

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

10. Share based payments (continued)

Share option fair values

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2013 was $12.17 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
1 Mar 13	12,450	31.49
1 May 13	200,203	32.37
18 June 13	40,997	36.22
05 Dec 13	11,300	37.90

	264,950	33.09

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2012 was $9.70 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
22-Feb-12	185,000	20.59
27-Apr-12	635,243	22.30
27-Jul-12	9,580	23.66
09-Nov-12	12,450	26.71

	842,273	$22.01

Fair value of share options – Assumptions

The fair values of options granted during the year ended 31 December 2013 and the year ended 31 December 2012 were calculated using a binomial option-pricing-model, using the following assumptions:

	Year ended 31 December	Year ended 31 December
	2013	2012
Weighted average share price	$33.09	$22.01
Weighted average exercise price	$33.09	$22.01
Expected volatility (1)	40%	50%
Expected dividend yield	-	-
Risk-free rate (2)	0.8%-2.3%	0.8%-1.3%
Rate of forced early exercise	10% p.a.	10% p.a.
Minimum gain for voluntary early exercise	25% of exercise price	25% of exercise price
Rate of voluntary early exercise at minimum gain	75% per annum	75% per annum
(1)Expected volatility has been determined based upon the volatility of the Company’s share price over a period which is commensurate with the    expected term of the options granted.
(2)Risk-free rate is dependent on the grant date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

10. Share based payments (continued)

Restricted share units

On 21 July 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares  have been reserved for issuance under the 2008 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2008 RSU Plan may be settled in cash or shares at the option of the Company.

On 23 April 2013 the Company adopted the 2013 Employees Restricted Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The fair value of RSU’s are based on the share price at the date of grant, with the expense spread over the vesting period. The following table summarizes RSU and PSU activity for the year ended December 31, 2013:

	RSU Outstanding Number of Shares	Weighted Average Fair Value	PSU Outstanding Number of Shares	Weighted Average Fair Value

Outstanding at 31 December 2012	496,000	$20.26	-	-

Awarded Shares Vested	409,492 (50,000)	$34.62 $22.30	359,570 -	$33.09 -
Forfeited	(9,033)	$25.53	(6,326)	$36.22

Outstanding at 31 December 2013	846,459	$27.05	353,244	$33.04

Share based payment expense

Operating profit for the year ended 31 December 2013 is stated after charging $13.7 million in respect of share based payment expense. Share based payment expense has been allocated as follows:

	Year Ended 31 December 2013	Year Ended 31 December 2012
	$’000	$’000

Direct costs	7,567	5,397
Other operating expenses	6,167	4,398
Exceptional items (note 7)	-	422

Total	13,734	10,217

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

11. Property, Plant and Equipment

			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2013	4,155	74,614	28,285	79,713	61,942	24,812	42	273,563
Additions	-	220	7,544	7,701	466	2,109	-	18,040
Disposals	-	-	(2,712)	(1,950)	(1,168)	(5,258)	(13)	(11,101)
Arising on acquisition	-	-	112	85	96	-	-	293
Foreign exchange movement	(126)	3,273	(54)	349	537	55	-	4,034

At 31 December 2013	4,029	78,107	33,175	85,898	61,873	21,718	29	284,829

Depreciation
At 1 January 2013	-	10,783	19,679	60,747	39,625	17,272	29	148,135
Charge for year	-	1,896	2,420	11,043	5,739	3,097	1	24,196
Eliminated on disposal	-	-	(2,436)	(1,763)	(927)	(4,138)	(13)	(9,277)
Foreign exchange movement	-	521	(215)	317	478	50	-	1,151

At 31 December 2013	-	13,200	19,448	70,344	44,915	16,281	17	164,205

Net book value
At 31 December 2013	4,029	64,907	13,727	15,554	16,958	5,437	12	120,624

At 31 December 2012	4,155	63,831	8,606	18,966	22,317	7,540	13	125,428

Depreciation expense of $24.2 million (31 December 2012: $21.8 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

11. Property, Plant and Equipment (continued)

			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	Improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2012	4,212	73,240	27,342	79,925	58,096	24,195	43	267,053
Additions	-	-	2,799	6,738	4,091	2,302	-	15,930
Disposals	-	-	(2,413)	(7,890)	(1,333)	(2,270)	-	(13,906)
Arising on acquisition	-	-	78	190	160	-	-	428
Foreign exchange movement	(57)	1,374	479	750	928	585	(1)	4,058

At 31 December 2012	4,155	74,614	28,285	79,713	61,942	24,812	42	273,563

Depreciation
At 1 January 2012	-	8,668	17,006	60,733	34,882	16,349	26	137,664
Charge for year	-	1,873	4,425	7,354	5,369	2,804	6	21,831
Eliminated on disposal		-	(2,012)	(7,852)	(1,214)	(2,267)	(2)	(13,347)
Foreign exchange movement	-	242	260	512	588	386	(1)	1,987

At 31 December 2012	-	10,783	19,679	60,747	39,625	17,272	29	148,135

Net book value
At 31 December 2012	4,155	63,831	8,606	18,966	22,317	7,540	13	125,428

At 31 December 2011	4,212	64,572	10,336	19,192	23,214	7,846	17	129,389

Depreciation expense of $21.8 million (31 December 2011: $23.2 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

12. Intangible assets – goodwill and other
	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Non- Competes $’000	Goodwill $’000	Total $’000
Cost
At 1 January 2013	104,823	36,103	1,325	3,984	10,384	1,261	490	329,451	487,821
Additions	11,448	-	-	-	-	-	-	-	11,448
Disposal	(1,221)	-	-	-	-	-	-	-	(1,221)
Arising on acquisition	46	3,300	-	600	-	-	-	36,922	40,868
Foreign exchange movement	2,819	396	-	68	433	53	3	5,159	8,931
31 December 2013	117,915	39,799	1,325	4,652	10,817	1,314	493	371,532	547,847

Amortisation
At 1 January 2013	61,877	11,810	1,058	3,678	2,019	408	126	-	80,976
Amortised in the year	14,779	4,873	217	634	1,385	280	150	-	22,318
Disposal	(794)	-	-	-	-	-	-	-	(794)
Foreign exchange movement	1,847	173	-	62	142	30	1	-	2,255
At 31 December 2013	77,709	16,856	1,275	4,374	3,546	718	277	-	104,755

Net book value

At 31 December 2013	40,206	22,943	50	278	7,271	596	216	371,532	443,092

At 31 December 2012	42,946	24,293	267	306	8,365	853	364	329,451	406,845

Amortisation expense of $22.3 million (31 December 2012: $21.0 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

12. Intangible assets – goodwill and other (continued)

	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Non- Competes $’000	Goodwill $’000	Total $’000
Cost
At 1 January 2012	95,477	23,646	1,325	3,151	10,202	1,239	-	267,402	402,442
Additions	16,932	-	-	-	-	-	-	-	16,932
Disposal	(8,838)	-	-	-	-	-	-	-	(8,838)
Arising on acquisition	9	11,998	-	781	-	-	489	55,759	69,036
Prior period acquisitions	-	-	-	-	-	-	-	1,383	1,383
Foreign exchange movement	1,243	459	-	52	182	22	1	4,907	6,866
31 December 2012	104,823	36,103	1,325	3,984	10,384	1,261	490	329,451	487,821

Amortisation
At 1 January 2012	56,406	7,626	841	2,084	623	126	-	-	67,706
Amortised in the year	13,378	4,087	217	1,556	1,354	274	126	-	20,992
Disposal	(8,838)	-	-	-	-	-	-	-	(8,838)
Foreign exchange movement	931	97	-	38	42	8	-	-	1,116
At 31 December 2012	61,877	11,810	1,058	3,678	2,019	408	126	-	80,976

Net book value

At 31 December 2012	42,946	24,293	267	306	8,365	853	364	329,451	406,845

At 31 December 2011	39,071	16,020	484	1,067	9,579	1,113	-	267,402	334,736

Amortisation expense of $21.0 million (31 December 2011: $15.4 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

12. Intangible assets – goodwill and other (continued)

Impairment review of goodwill

Cash generating units

Goodwill acquired through business combinations has been allocated to individual cash-generating units (“CGU’s”) that are expected to benefit from the combination. The CGU’s identified represent the lowest level within the Group at which goodwill is monitored and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments.

The Group has identified one group of CGU’s in accordance with the provisions of IAS 36 Impairment of Assets as follows:

	31 December 2013	31 December 2012
	$’000	$’000

Goodwill
Clinical research	371,532	329,451

	371,532	329,451

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis or more frequently if facts or circumstances warrant such a review.

The recoverable amount of the Clinical Research CGU is determined using a value-in-use computation based upon discounted net present value cash flow projections for the CGU.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model.  In calculating the terminal value a long-term growth rate of 2% has been applied to the estimated maintainable cash flow in the terminal year.

Management’s estimates of future cash flows are based upon current budgets and strategic plans and are reflective of anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  Key assumptions applied in determining expected future cash flows for these plans include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow projections are adjusted each year for actual and expected changes in performance.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

12. Intangible assets – goodwill and other (continued)

The following assumptions were applied in determining the the five year projected cash flows of the Clinical Research CGU at 31 December 2013:

	31 December 2013	31 December 2012
Expected revenue growth rate	9%	10%
Expected growth rate for operating costs	7%	8%
Expected effective tax rate	18%	18%
Expected movement in creditors	7%	8%
Expected movement in debtors based on DSO*	45 days	50 days
Expected capital expenditure growth rate	8%	8%
*Days sales outstanding (DSO) is a a measure of the number of days in the period that the company takes to collect revenue. DSO is calculated based on trade debtors less payments on account divided by gross revenue multiplied by number of days in the period.

Expected revenue growth and the expected growth in operating costs are determined based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. In estimating budgeted revenue, consideration is given to current levels of backlog (i.e. the value of new business awards not yet recognised in revenue) and the estimated timeframe over which this is expected to be recognised within revenue, together with an estimate of revenue expected to be generated from new awards not currently within backlog.  In estimating revenue from new awards consideration is given to current RFP (request for proposals) volumes, expected growth rates in both the CRO industry and the Group’s market share, and past experience. In estimating budgeted operating costs, consideration is given to required staffing levels, project related costs, facility and information technology costs and other costs.  Staff costs and project related costs generally increase in line with revenue and are therefore estimated based on revenue growth expectations, while facility and information costs and other costs are relatively fixed and are therefore projected based upon a lower growth rate.  An expected long term average tax rate of 18% has been applied in determining the projected after tax cash flows.

Working capital investment needs are determined based upon anticipated increases in the Group’s debtors and creditors.  Debtors are expected to increase in line with increases in the Group’s DSO.  DSO is generally a function of both the timing of contract fee instalments over a study or trial duration and credit terms afforded to individual customers.  The DSO used in conducting the impairment review is reflective of current and anticipated trends in the Group’s DSO. Expected long term DSO’s for the Group are anticipated to be in the range of 40 to 50 days. Creditors’ are expected to increase in line with operating costs. Capital expenditure is expected to increase in line with the Group’s projected capital expenditure investment targets.

A discount rate of 9% (2012:8%) has been applied to the projected cash flows of the Clinical Research CGU in determining its value-in-use.  This rate is reflective of both the time value of money and risks specific to the CGU.  The discount rate is based upon the Group’s weighted average cost of capital which has been determined by applying the Group’s long term optimal capital structure to its costs of debt and cost of equity.  The Group’s cost of debt has been calculated by applying an appropriate margin over the risk free interest rate.  The Group’s cost of equity has been calculated using the capital asset pricing model and includes an appropriate equity risk premium over the available risk free interest rate.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

12. Intangible assets – goodwill and other (continued)

The excess of the value-in-use of the Clinical Research CGU at 31 December 2013, based on the assumptions above, has been calculated as follows:

		Restated
	31 December 2013	31 December 2012
	$’m	$’m
Value-in use (present value of future cash flows)	3,055	2,635
Carrying amount of the Clinical Research CGU	(930)	(766)
Excess of value-in-use over carrying value	2,125	1,869

Sensitivity Analysis

A sensitivity analysis to determine if reasonable changes in key assumptions could lead to an impairment was conducted at 31 December 2013 using the following revised assumptions:

	31 December 2013	31 December 2012
Expected revenue growth rate	6%	7%
Expected growth rate for operating costs	5%	6%
Expected capital expenditure growth rate	3%	3%
Discount rate	14%	13%
*All other inputs remained constant.

The revised excess of the value-in-use of the Clinical Research CGU at 31 December 2013, using the alternative assumptions above, has been calculated as follows:

		Restated
	31 December 2013	31 December 2012
	$’m	$’m
Revised value-in use (present value of future cash flows)	1,335	1,047
Carrying amount of the Clinical Research CGU	(930)	(766)
Revised excess of value-in-use over carrying value	405	281

As the excess of the recoverable amount over the carrying value of the cash generating unit was maintained despite changes in key assumptons, management have concluded that no reasonable change in key assumptions would result in an impairment of the Clinical Research CGU.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

13. Business Combinations

The acquisitions below have been accounted for as business combinations in accordance with the revised IFRS 3 Business Combinations:

(a) Acquisition of Clinical Trial Services Division of Cross Country Healthcare, Inc.

On 15 February 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. The agreement provided for further consideration of up to $3.75 million which could become payable if certain performance milestones were achieved during the period ended 31 December 2013.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s functional service provision (“FSP”) division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team. Certain operating margin perfomance milestones in relation to ClinForce and Assent Consulting were not achieved during the period ended 31 December 2013 resulting in a reduction of $3.75 million to the contingent consideration.

The acquisition agreement also provided for certain working capital targets to be achieved by the clinical trial services division of Cross Country Healthcare, Inc on completion.  In October 2013 the Company received $0.2 million on completion of this review.

The acquisition of the clinical trial services division of Cross Country Healthcare, Inc has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	293	-	293
Goodwill	-	36,922	36,922
Intangible asset - computer software	-	46	46
Intangible asset - customer relationships	-	3,300	3,300
Intangible asset - order backlog	-	600	600
Cash and cash equivalents	1,039	-	1,039
Accounts receivable	9,200	-	9,200
Unbilled Revenue	2,128	-	2,128
Other current assets	465	-	465
Other non-current assets	6	-	6
Current liabilities	(2,285)	-	(2,285)
Non-current other liabilities	(16)	-	(16)
Purchase price			51,698

Goodwill represents the acquisition of an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Goodwill related to the US portion of the business acquired is tax deductible.

The carrying values of accounts receivable, unbilled revenue and other current assets above are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

13. Business Combinations (continued)

The proforma effect of the clinical trial services division of Cross Country Healthcare, Inc acquisition if completed on 1 January 2012 would have resulted in net revenue and profit for the financial years ended December 31, 2012 and December 31, 2013 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2013	2012
	$’000	$’000

Net revenue	1,343,996	1,182,734
Profit for the year	107,379	61,648

(b) Prior period acquisition of PriceSpective

On 28 February 2012 the Company acquired 100% of the common stock of PriceSpective LLC (PriceSpective) strategy consulting company for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s incorporation in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million was payable if certain performance milestones were achieved in respect of periods up to 31 December 2012. On 13 August 2012 the Company paid $5.0 million in relation to performance milestones for the year ended 31 December 2011.  On 29 May 2013 the Company paid $10.0 million in relation to the remaining performance milestones for the year ended 31 December 2012.

The acquisition of PriceSpective has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	256	-	256
Goodwill	-	42,247	42,247
Intangible asset - customer relationships	-	10,237	10,237
Intangible asset - order backlog	-	405	405
Intangible asset - non-compete arrangements	-	392	392
Cash and cash equivalents	2,311	-	2,311
Accounts receivable	2,662	-	2,662
Unbilled Revenue	1,140	-	1,140
Other current assets	236	-	236
Current liabilities	(7,788)	-	(7,788)
Purchase price			52,098

Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Goodwill related to the US portion of the business acquired is tax deductible.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

13. Business Combinations (continued)

The carrying values of accounts receivable, unbilled revenue and other current assets above are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

The proforma effect of the PriceSpective acquisition if completed on 1 January 2011 would have resulted in net revenue and profit for the financial years ended 31 December 2011 and 31 December 2012 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2012	2011
	$’000	$’000

Net revenue	1,118,410	964,388
Profit for the year	58,857	21,713

(c) Prior Period acquisition of BeijingWits Medical

On 15 February 2012 the Company acquired 100% of the common stock of BeijingWits Medical Consulting Co. Limited (BeijingWits Medical), a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to 31 December 2013.  On 13 June 2013 the Company paid $3.8 million in relation to the remaining performance milestones for the year ended 31 December 2012. At 31 December 2013 the Company has recorded a liability of $3.2 million in respect of the additional consideration.

The acquisition of BeijingWits has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	172	-	172
Goodwill	-	13,512	13,512
Intangible asset - customer relationships	-	1,761	1,761
Intangible asset - order backlog	-	376	376
Intangible asset - non-compete arrangements	-	97	97
Cash and cash equivalents	587	-	587
Accounts receivable	657	-	657
Unbilled revenue	176	-	176
Other current assets	228	-	228
Deferred tax liability	-	(559)	(559)
Current liabilities	(1,007)	-	(1,007)
Purchase price			16,000

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

13. Business Combinations (continued)

Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China. Goodwill is not tax deductible.

The carrying values of accounts receivable, unbilled revenue and other current assets in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

The proforma effect of the BeijingWits acquisition if completed on 1 January 2011 would have resulted in net revenue and profit for the financial years ended 31 December 2011 and 31 December 2012 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2012	2011
	$’000	$’000

Net revenue	1,115,355	948,942
Profit for the year	58,275	18,899

(d) Prior period acquisition of Firecrest Clinical

On 14 July 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.5 million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. The acquisition agreement provided that further consideration of up to €33.0 million ($46.8 million) would become payable if certain performance milestones were achieved in respect of periods up to 30 June 2013. At the date of acquisition the Company recorded a liability of €31.3 million ($44.0 million) in relation to these performance milestones, with the balance recorded as a non-cash finance charge relating to the acquisition contingent consideration. In March 2012 €3.0 million ($4.0million) was paid by the Company in relation to performance milestones for the six months ended 30 June 2011 and in July 2012 a further €10.0 million ($12.5 million) was paid by the Company in relation to performance milestones for the year ended 31 December 2011. In May 2013 €10.0 million ($13.0 million) was paid by the Company in relation to performance milestones for the year ended 31 December 2012 and in September 2013 a final payment of €10.0 million ($13.2 million) was made.

The acquisition agreement also provided for certain working capital targets to be achieved by Firecrest Clinical on completion.  In March 2012 the Company paid €0.4 million ($0.5 million) on completion of this review.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

13. Business Combinations (continued)

The acquisition of Firecrest has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying	Fair Value	Fair Value
	Amount	Adjustment
	$’000	$’000	$’000
Property, plant and equipment	687	-	687
Goodwill	-	48,073	48,073
Intangible asset – technology asset	-	11,169	11,169
Intangible asset – customer relationships	-	5,243	5,243
Intangible asset – order backlog	-	1,172	1,172
Intangible asset - trade name	-	1,357	1,357
Cash and cash equivalents	1,965	-	1,965
Other current assets	846	-	846
Accounts receivable	2,867	-	2,867
Deferred tax liability	-	(2,367)	(2,367)
Other liabilities	(2,521)	-	(2,521)

Purchase price			68,491

Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system. Goodwill is not tax deductible.

The carrying values of accounts receivable in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due within the above acquired accounts receivable.

The proforma effect of the Firecrest acquisition if completed on 1 January 2010 would have resulted in net revenue and profit for the financial years ended 31 December 2010 and 31 December 2011 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2011	2010
	$’000	$’000

Net revenue	952,729	906,311
Profit for the year	22,201	85,228

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

14. Inventories

	31 December	31 December
	2013	2012
	$’000	$’000

Laboratory inventories	2,198	2,962

The cost of inventories is recognised as an expense and included in other direct costs in the income statement. $29.6 million (2012: $33.1 million) was charged in the income statement for the year ended 31 December 2013.

15. Accounts receivable

	31 December	31 December
	2013	2012
	$’000	$’000

Accounts receivable	345,729	290,466
Less amounts provided for doubtful debts	(3,148)	(5,047)

Accounts receivable, net	342,581	285,419

Further analysis of Group’s accounts receivable balances at 31 December 2013 is as follows:

	Gross		Net	Gross		Net
	accounts receivable	Impairment	accounts receivable	accounts receivable	Impairment	accounts receivable
	2013	2013	2013	2012	2012	2012
	$’000	$’000	$’000	$’000	$’000	$’000

Not past due	275,246	(11)	275,235	221,613	(72)	221,541
Past due 0 to 30 days	36,947	(738)	36,209	30,964	(338)	30,626
Past due 31 to 60 days	2,956	(238)	2,718	14,467	(34)	14,433
Past due 61+ days	30,580	(2,161)	28,419	23,422	(4,603)	18,819

Accounts receivable	345,729	(3,148)	342,581	290,466	(5,047)	285,419

A provision for impairment is recognised where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. At 31 December 2013, the Group maintained an impairment provision of $3.1 million (2012: $5.0 million).  Movement on the accounts receivable impairment provision during the year was as follows:

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

15. Accounts receivable (continued)

	31 December	31 December
	2013	2012
	$’000	$’000
Accounts receivable impairment provision
Balance at start of year	5,047	5,526
Amounts used during the year	(3,132)	(756)
Amounts provided for during the year	1,368	382
Amounts released during the year	(135)	(105)

Balance at end of year	3,148	5,047
All receivables are due within twelve months of the year ended 31 December 2012.

The carrying amounts of the Group’s accounts receivables are denominated in the following currencies:

	31 December	31 December
	2013	2012
Currency	$’000	$’000
US Dollar	117,029	134,691
Euro	208,848	135,506
Sterling	8,768	10,997
Other currencies	7,936	4,225

	342,581	285,419

16. Other assets

	31 December	31 December
	2013	2012
	$’000	$’000
Non-current other assets
Lease deposits	6,427	6,584
Deferred employee savings scheme assets	5,880	4,768

	12,307	11,352
Lease deposits paid in respect of certain premises leased by the Group are refundable on expiry of the related leases.

	31 December	31 December
	2013	2012
	$’000	$’000
Other current assets
Personnel related prepayments	419	559
Facility and information system related prepayments	8,893	11,322
General overhead prepayments	11,068	6,403
Sales tax recoverable	6,316	5,580
Other receivables	4,610	3,948

Total	31,306	27,812

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

16. Other assets (continued)

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable. The Group does not hold any collateral as security.

17. Current asset investments

	31 December	31 December
	2013	2012
	$’000	$’000

At start of year	76,183	54,940
Additions	172,168	102,575
Disposals	(109,795)	(82,193)
Unrealised capital (loss)/gain - investments	(239)	861
At end of year	138,317	76,183

Current asset investments are reported at fair value, with unrealised gains or losses recorded in other comprehensive income. During the year ended 31 December 2013 an unrealised loss of $0.2 million (2012: unrealised gain of $0.9 million) was recorded.  Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

18. Cash and cash equivalents

	31 December	31 December
	2013	2012
	$’000	$’000

Cash at bank and in hand	52,830	48,118
Short term deposits	129,689	65,929

Cash and cash equivalents	182,519	114,047

19. Accrued and other liabilities

	31 December	31 December
	2013	2012
	$’000	$’000
Non-current other liabilities Personnel related liabilities*	4,278	6,920
Deferred government grants (note 21)	1,359	1,427
Retirement benefit plan net obligation (note 9)	3,536	4,721
Deferred employee savings scheme liabilities*	3,384	2,671

Total	12,557	15,739
*Personnel related liabilities and  deferred employee savings scheme liabilities are payable between 1 and 2 years from the reporting date (see note 25).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

19. Accrued and other liabilities (continued)
	31 December	31 December
	2013	2012
	$’000	$’000
Current accrued and other liabilities
Personnel related liabilities	138,639	90,901
Facility and information system related liabilities	16,205	15,394
General overhead liabilities	31,034	24,918
Other liabilities	3,049	2,457
Short term government grants (note 21)	240	235

Total	189,167	133,905

20. Provisions

	31 December	31 December
	2013	2012
	$’000	$’000
Current provisions
Restructuring provision (note 7) *	2,430	926
Acquisition consideration payable (note 13) **	3,245	46,264

Total	5,675	47,190
*Restructuring provision is payable in 6 months or less.
**Acquisition consideration is payable between 6 and 12 months.

21. Deferred government grants

	31 December	31 December
	2013	2012
	$’000	$’000

At beginning of year	1,662	1,430
Additions	225	340
Amortised during the year	(349)	(154)
Foreign exchange movement	61	46

At end of year	1,599	1,662

Current	240	235
Non-current	1,359	1,427

Total	1,599	1,662

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

22. Bank credit lines and loan facilities

On 20 July 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $150.0 million at 31 December 2013 compared with $150.0 million at 31 December 2012.

23. Share capital

Group and Company

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 December	31 December
	2013	2012
	$’000	$’000
Allotted, called up and fully paid

61,587,257 (31 December 2012: 60,287,498) ordinary shares of €0.06 each	5,168	5,067

Issued, fully paid share capital
At beginning of year	5,067	5,055
Employee share options exercised	101	68
Repurchase of ordinary shares	-	(56)

At end of year	5,168	5,067

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

During the year ended 31 December 2013, 1,249,759 options were exercised by employees at an average exercise price of $21.60 per share for total proceeds of $27.0 million. During the year ended 31 December 2013, 50,000 ordinary shares were issued in respect of certain RSUs previously awarded by the Company.

During the year ended 31 December 2012, 890,236 options were exercised by employees at an average exercise price of $14.62 per share for total proceeds of $13.0 million.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

23. Share capital (continued)

Share repurchase programme

On 27 October 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On 22 November 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively.  On 21 February 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On  27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. On 30 July 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period 30 July 2012 to 26 October 2012.

Under the repurchase program, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase program were made independently of and uninfluenced by the Company.  The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

During the year ended 31 December 2012 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million.  During the year ended 31 December 2011 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  As at 31 December 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million. All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

24. Capital and reserves

	31 December	31 December
	2013	2012
	$’000	$’000

Share based payment reserve	52,407	45,179
Capital redemption reserve	100	100
Other reserves	8,068	7,988
Foreign currency translation reserve	4,205	(5,387)
Current asset investment – fair value reserve	-	239
Retained earnings	659,817	540,292

Total	724,597	588,411

Share based payment reserve
The share based payment reserve is used to account for share-based payments.  The fair value of share based payments is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  At 31 December 2013 the Group has recognised a cumulative charge for share based payments of $80.2 million net of deferred tax (2012: $63.4 million).  The Group has also recognised a cumulative credit of $13.2 million (2012: $11.6 million)  in reserves for the current and deferred tax effects of the tax benefits relating to the exercise of employee share options in excess of related cumulative compensation expense. The Group has reclassified a cumulative credit of $41.0 million (2012: $29.9 million) to retained earnings in respect of exercised and expired share based awards.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

24. Capital and reserves (continued)

Capital redemption reserve
The capital redemption reserve comprises the nominal value of shares repurchased and cancelled by the Group and transferred from share capital to the capital redemption reserve fund as required under Irish Company Law. During the year ended 31 December 2013, nil (31 December 2012: 738,341) ordinary shares were repurchased and cancelled by the Group.

Other reserves
The Group has recognised a non-distributable reserve of $2.0 million in accordance with agreements made between the Group and Enterprise Ireland, an Irish government agency. The requirement for these non-distributable reserves will expire between the period 2014 and 2017. In 2005 the Group also recognised a capital contribution of $6.1 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chairman of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

Currency reserve
The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS. As at 31 December 2013, this amounted to a cumulative loss of $23.1 million (2012: $12.4 million). In addition the Group has recognised a cumulative gain for the currency impact of long term funding amounting to as at 31 December 2013 $20.0 million (2012: $18.9 million). This is offset by a cumulative charge of $1.1 million (2012: $1.1 million) for the related tax on the currency impact on long term funding.

Current asset investments – fair value reserve
The current asset investment – fair value reserve comprises unrealised fair value gains and losses on current asset investments held as available-for-sale. The Group has recognised a loss during the year ended 31 December 2013 of $0.2 million (2012: gain of $0.9 million). Unrealised gains and losses are released to the Consolidated Income Statement on disposal of the related asset.

Retained earnings
In addition to the profit for the financial year the Group has also recognised the re-measurement of the defined benefit pension scheme in this reserve.  In 2013 the Group recognised a re-measurement on the defined benefit pension scheme of $1.4 million (31 December 2012: actuarial gain of $0.7 million (restated)). The Group has also recognised a credit of $11.1 million (2012: $5.9 million) in respect of exercised and expired share based awards that have been transferred from the Option Reserve.

25. Financial Instruments

The Board of Directors have overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group is exposed to various financial risks in the normal course of its business.  The principle financial risks to which it is exposed include credit risks related to the creditworthiness of its customers and counterparties with which it invests surplus cash funds, liquidity risk associated with the availability of sufficient capital resources, foreign currency risks, including both translation and transaction risk, and interest rate risk.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.  The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.  The Audit Committee of the Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

Credit risk

The Group’s exposure to credit risk arises predominately in respect of the creditworthiness of its customers in relation to amounts due from them for the value of work performed and the creditworthiness of counterparties with which it invests surplus cash balances.

Credit risk pertaining to customers is managed by ensuring strict credit procedures are in place, in particular through evaluation of all new customers and ongoing account monitoring. The Group earns revenues from contracts with its customers based upon certain activities and performance specifications. Contract terms may range from several weeks to several years depending on the nature of the work to be performed. Such contracts are generally either fixed price or units-based. In most cases, a small portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in instalments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, instalment payments may be based on patient enrolment or delivery of the database. Where customers request changes in the scope of a trial or in the services to be provided, a change order or amendment is issued which may result either in an increase or decrease in the contract value. The Group also contracts on a "fee-for-service" or "time and materials" basis.

During the course of the study, the Group will generally incur expenses which are fully reimbursable by customers.  Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the customer.

Most of the Group’s contracts are terminable immediately by the customer with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, the Group is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the customer's decision to de-emphasise a particular trial or inadequate patient enrollment or investigator recruitment.

The Group’s top five customers accounted for approximately 53% and 48% respectively of net revenue during the years ended 31 December 2013 and 31 December 2012.  During the year ended 31 December 2013 26% of the Group’s net revenues were derived from its top customer with 10% of net revenues being derived from the Group’s second largest customer. With the exception of these two customers no customer contributed more than 10% of net revenues during the period. During the year ended 31 December 2012 18% of the Group’s net revenues were derived from its top customer with 12% of net revenues being derived from the Group’s second largest customer. With the exception of this customer no customer contributed more than 10% of net revenues during this period.

The maximum exposure of credit risk pertaining to customers is the carrying value of accounts receivable and unbilled revenue balances.  The carrying value of accounts receivable and unbilled revenue balances, by geographic region, at 31 December 2013 was as follows:

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

	Accounts Receivable		Unbilled Revenue

	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	$’000	$’000	$’000	$’000

Europe	221,356	145,743	58,596	57,713
United States	117,546	136,061	53,256	48,535
Rest of World	3,679	3,615	1,387	6,235

Total	342,581	285,419	113,239	112,483

Credit risk exposure arises due to the investment of Group surplus cash in various financial instruments.  The Group’s treasury function actively manages cash resources and invests surplus cash balances with various financial institutions in accordance with strict credit risk management policies and controls as specified by the Group’s Board of Directors.  Credit risk in relation to these balances is managed through on-going monitoring of the credit quality ensuring that funds are invested as per agreed Investment guidelines. These balances are classified as cash and cash equivalents or current asset investments depending on the maturity of the related investment. Invested cash comprises of cash and cash equivalents with a maturity of three months or less and credit quality is set at a minimum credit rating of BB+ for overnight maturities and a minimum of A- for any bank deposits greater than overnight and up to three months.  Current asset investments comprise of investments with maturities of greater than three months. The minimum ratings required for each class of investment are as follows: bank deposits (A-), money market funds (AAA), liquidity funds (AAA) and fixed rate corporate bonds or floating rate notes (A- non-financial, AA- financial).

Liquid and Capital Resources

The Group’s liquid and capital resources at 31 December 2013 were as follows:

	31 December	31 December
	2013	2012
	$’000	$’000
Current asset investments (note 17)	138,317	76,183
Cash and cash equivalents (note 18)	182,519	114,047

Total liquid resources	320,836	190,230

Shareholders’ equity	929,550	766,441

The principal operating cash requirements of the Group include payment of salaries, office rents, travel expenditures and payments to investigators.  Other cash requirements include capital expenditures for facilities and information system enhancements and cash required to fund acquisitions and other growth opportunities. The CRO industry is generally not capital intensive.  The Group primarily finances its operations and growth through cash flows from operations, together with amounts drawn under negotiated facilities as required.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

The Group’s primary objectives in managing its liquid and capital resources are as follows:
• to maintain adequate resources to fund its continued operations,
• to ensure availability of sufficient resources to sustain future development and growth of the business,
• to maintain sufficient resources to mitigate risks and unforeseen events which may arise.

The Group manages risks associated with liquid and capital resources through ongoing monitoring of actual and forecast cash balances and by reviewing the existing and future cash requirements of the business.  It ensures that sufficient headroom is available under the Group’s existing negotiated facilities and negotiates additional facilities as required.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no funds drawn under this facility at 31 December 2013. The Group may raise additional finance through the issuance of ordinary shares or debt as required.

The following table sets out details of the maturity of the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to contractual maturity date:

Year ended 31 December 2013
	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities*	(7,662)	(7,662)	-	-	(7,662)	-	-
Accounts payable	(4,597)	(4,597)	(4,597)	-	-	-	-
Accrued and other liabilities*	(188,927)	(188,927)	(188,927)	-	-	-	-
Provisions	(5,675)	(5,675)	(2,430)	(3,245)	-	-	-

	(206,861)	(206,861)	(195,954)	(3,245)	(7,662)	-	-

Year ended 31 December 2012
	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities *	(9,591)	(9,591)	-	-	(6,131)	(3,460)	-
Accounts payable	(8,149)	(8,149)	(8,149)	-	-	-	-
Accrued and other liabilities*	(133,670)	(133,670)	(133,670)	-	-	-	-
Provisions	(47,190)	(47,432)	(24,532)	(22,900)	-	-	-

	(198,600)	(198,842)	(166,351)	(22,900)	(6,131)	(3,460)	-
*Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation.

*Non-current other liabilities above excludes retirement plan net benefit obligation (2013: $3.5 million and 2012: $4.7 million) and deferred government grants (2013: $1.4 million and 2012: $1.4 million). Accrued and other liabilities excludes deferred government grants (2013: $0.2 million and 2012: $0.2 million).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

Foreign currency risk

The Group is subject to a number of foreign currency risks given the global nature of its operations. The principal foreign currency risks to which the business is subject to includes both foreign currency translation risk and foreign currency transaction risk. Although domiciled in Ireland, the Group reports its results in U.S. dollars. As a consequence the results of non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

The Group is also subject to foreign currency transaction exposures as the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending on, among other things, which of the Group’s offices provide staff for the contract, and the location of investigator sites.

Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the results of the Group’s operations. The Group regularly reviews its foreign currency exposures and usually negotiates currency fluctuation clauses in its contracts which allow for price negotiation if certain exchange rate triggers occur.

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2013:

	U.S. Dollar	Sterling	Euro	Other	Total
	2013	2013	2013	2013	2013
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	148,750	2,704	1,808	984	154,246
Unbilled revenue/payments on account	(132,462)	(2,395)	1,766	887	(132,204)
Cash and cash equivalents	130,947	8,115	811	1,279	141,152
Other current assets	947	24	573	47	1,591
Other non-current assets	62	-	-	5	67
Accounts payable	(544)	(42)	(141)	(541)	(1,268)
Accrued and other liabilities	(5,865)	(57)	(239)	(143)	(6,304)
Current tax payable	8	-	232	14	254
Intergroup transactions	(17,710)	(2,236)	(15,109)	(21,745)	(56,800)

Total Transaction Risk	124,133	6,113	(10,299)	(19,213)	100,734

Foreign exchange gains and losses recognised on the above balances are recorded in “other operating expenses”. The total foreign exchange gain incurred during the year ending 31 December 2013 amounted to $1.2 million (2012: $1.2 million gain).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2012:

	U.S. Dollar	Sterling	Euro	Other	Total
	2012	2012	2012	2012	2012
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	69,444	5,174	2,455	1,061	78,134
Unbilled revenue/payments on account	(57,915)	(3,180)	1,349	(2,062)	(61,808)
Cash and cash equivalents	96,381	159	863	720	98,123
Other current assets	505	90	513	38	1,146
Other non-current assets	62	-	-	-	62
Accounts payable	(2,233)	(372)	(4)	(470)	(3,079)
Accrued and other liabilities	(20,508)	(312)	(268)	(88)	(21,176)
Current tax payable	-	-	175	106	281
Intergroup transactions	(86,396)	(13,864)	905	(32,973)	(132,328)

Total Transaction Risk	(660)	(12,305)	5,988	(33,668)	(40,645)
Foreign exchange gains and losses recognised on the above balances are recorded in “other operating expenses”. The total foreign exchange gain incurred during the year ending 31 December 2012 amounted to $1.2 million (2011: $0.4million loss).

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate

	2013	2012	2013	2012

Euro 1:$	1.3254	1.2876	1.3743	1.3193

Pound Sterling 1:$	1.5653	1.5832	1.6557	1.6255

A simultaneous ten percent strengthening or weakening of the US Dollar, Euro and Sterling against all other currencies (which remained constant) would have increased or decreased profit and equity by $11.26 million (31 December 2012 $0.63 million) as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates.
This change in profit and equity is excluding the effect of foreign currency denominated long term loans.

Interest rate risk

The Group is exposed to interest rate risk in respect of its cash and cash equivalents, current asset investments and amounts drawn under negotiated facilities which are subject to variable rates of interest.

The Group’s treasury function actively manages its available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Group’s surplus cash balances.  Financial instruments are classified either as cash and cash equivalents or current asset investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities. The Group may be subject to interest rate risk in respect of interest rate changes on amounts invested.  The Group manages interest rate risk in respect of these balances by monitoring the composition of the Group’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

In addition to interest rate risk on surplus cash balances invested, the Group may also be subject to interest rate risk on amounts drawn under negotiated facilities which are subject to variable rates of interest.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no amounts drawn down under this at 31 December 2013 or at 31 December 2012. The Group manages interest rate risk in respect of amounts under negotiated facilities through ongoing monitoring of actual and forecast cash balances, reviewing existing and future cash requirements of the business and by reviewing existing levels of borrowings having regard to current market interest rates and future trends.

The sensitivity analysis below represents the revised amount following the hypothetical change in our interest income and interest expense based on an immediate 1% movement in market interest rates.

	Interest Income		Interest Expense

	2013	2012	2013	2012
	$’000	$’000	$’000	$’000

As reported	986	1,151	-	-

1% Increase	3,214	2,987	-	-

1% Decrease	-	-	-	-

Interest expense included in note 4 relates to commitment fees on bank overdraft and credit facilities and non-cash finance charges relating to acquisition contingent consideration and therefore is not included in the above sensitivity analysis. The above analysis assumes that all other variables remain constant.

Fair Values

Certain financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

The fair value of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position are as follows:

	31 December 2013	31 December 2013	31 December 2012	31 December 2012
	Carrying Amount	Fair Value Level 1	Carrying Amount	Fair Value Level 1
	$’000	$’000	$’000	$’000
Financial Assets
Current asset investments	138,317	138,317	76,183	76,183

	138,317	138,317	76,183	76,183

The carrying values of other non-current assets, accounts receivable, less impairment provision, unbilled revenue, other current assets, cash and cash equivalents  are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances. As such their fair values have not been disclosed.

Current asset investments are stated at fair value, with any resultant gain or loss recognised in the statement of comprehensive income. The fair value of current asset investments is their market price at the financial year end date. They are measured on the basis of level 1 inputs.

	31 December 2013	31 December 2013	31 December 2012	31 December 2012
	Carrying Amount	Fair Value Level 3	Carrying Amount	Fair Value Level 3
	$’000	$’000	$’000	$’000

Financial Liabilities
Contingent consideration	(3,245)	(3,245)	(46,264)	(46,506)

	(3,245)	(3,245)	(46,264)	(46,506)

The carrying values of other non-current liabilities, non-current provisions (excluding contingent consideration), accounts payable, accrued and other liabilities and provisions (excluding contingent consideration), are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances. As such their fair values have not been disclosed.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

25. Financial Instruments (continued)

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Contingent Consideration 2013	Contingent Consideration 2012
	$’000	$’000

Opening balance	46,506	38,100
Gain included in OCI
Net change in fair value	-	(242)
Assumed in a business combination	-	17,000
Payments made during the year	(43,261)	(8,352)
Transfers out of Level 3	-	-

Closing balance	3,245	46,506

The following table shows the valuation techniques used in measuring Level 3 fair values, as well as significant unobservable inputs used:

Type	Valuation Technique	Significant Unobservable Inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Contingent Consideration	The valuation model considers the estimated future cashflows of the entity.	(1) Forecast future cashflows (2) Forecast annual growth rate	The estimated fair value would increase (decrease) if the forecasted future cashflows were higher (lower) or if the entity missed agreed targets.

26. Lease commitments

The Group has several non-cancellable operating leases, primarily for facilities, that expire over the next 12 years. These leases generally contain renewal options and require the Group to pay all executory costs such as maintenance and insurance. Future minimum rental commitments for operating leases with non-cancellable terms are as follows:

	31 December	31 December
	2013	2012
	$’000	$’000

Less than one year	36,070	40,412
Between one and two years	31,815	31,252
Between two and three years	25,993	24,827
Between three and four years	17,013	20,474
Between four and five years	12,704	14,694
More than five years	40,224	32,267

Total	163,819	163,926

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

27. Commitments and contingencies

(a)Capital commitments

The following capital commitments for the purchase of property, plant and equipment were authorised by the Group at 31 December 2013:

	31 December	31 December
	2013	2012
	$’000	$’000
Contracted for	15,720	14,794
Not-contracted for	2,338	5,249

Total	18,058	20,043

(b)Guarantees

Where the Group enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements and accounts for them as such.  The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under that guarantee.

The Group has guaranteed the liabilities referred to in Section 5 (c) (ii) of the Companies (Amendment) Act, 1986 in respect of the financial year ending 31 December 2013 for the subsidiary companies listed below. These subsidiaries are availing of the exemption under Section 17 of the Companies (Amendment) Act, 1986 not to file statutory financial statements.

-	ICON Clinical Research Limited
-	ICON Clinical Research Property Holdings (Ireland) Limited
-	ICON Clinical Research Property Development (Ireland) Limited
-	ICON Clinical Property Holdings Limited
-	ICON Clinical Property Development Limited
-	ICON Holdings Clinical Research International Limited
-	Timpani
-	ICON US One
-	ICON US Two
-	Firecrest Clinical Limited
-	ICON Holdings

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

27. Commitments and contingencies (continued)

(c)Contractual obligations

The following represents Group contractual obligations and commercial commitments as at 31 December 2013:

	Payments due by period

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years
	$’000	$’000	$’000	$’000	$’000

Operating lease commitments	163,819	36,070	57,808	29,717	40,224
Capital commitments	18,058	18,058	-	-	-

Total	181,877	54,128	57,808	29,717	40,224

The Group expects to spend approximately $40 to $45 million in the next 12 months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  The Group believes that it will be able to fund additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Group may consider acquiring businesses to enhance service offerings and global presence. Any such acquisitions may require additional external financing and the Group may, from time to time, seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Group.

28. Litigation

The Group is not party to any litigation or other legal proceedings that the Group believes could reasonably be expected to have a material adverse effect on the Group’s business, results of operations and financial position.

29. Related Parties

(i)Transactions with Directors and Executive Officer

The total compensation of the Directors and Executive Officers (key management remuneration) for the years ended 31 December 2013 and 2012 was as follows:

	Year ended 31 December	Year ended 31 December
	2013	2012
	$’000	$’000

Salary and fees	2,758	2,357
Bonus	2,588	7,514
Other benefits	100	99
Pension contributions	343	1,219
Share based payments	5,771	3,071

Total	11,560	14,260

Details of ordinary shares, shares options, RSUs and PSUs held by the Directors and Executive Officers are set out in note 8.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

29. Related Parties (continued)

Details of transactions entered into by Directors and Key Executive Officer in shares and shares options of the Company during the year ended 31 December 2013 were as follows:

Share options exercised
Name	Number of share options	Average exercise price	Market price on date of exercise

Tom Lynch*	3,200	$11.00	$38.85
Brendan Brennan**	2,420	$33.06	$39.38
Dr. John Climax**	12,000	$11.00	$37.18
Ciaran Murray**	54,000	$13.82	$37.63
Dr. Ronan Lambe**	4,000	$11.00	$38.01
Diarmaid Cunningham **	6,200	$21.24	$34.44

* Options exercised and shares held. ** Options exercised and resulting shares sold. Shares sold
	Number of shares	Average Market Price of Shares Sold
Tom Lynch	6,800	$38.55

Dr. John Climax	250,000	$38.38

RSUs vested and sold

	Number of shares	Average Market Price of Shares Sold
Ciaran Murray	50,000	$32.42

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

29. Related Parties (continued)

(ii)Other Related Party Transactions

On 19 July 2012, Mr. Peter Gray retired as a Director and employee of the Company. The Company subsequently entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from 1 August 2012, at an agreed fee of €265,000 ($350,000) per annum.

On 31 December 2009, Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company.  The Company has entered into an agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services for a period of three years from 1 January 2010, at an agreed fee of €262,500 ($346,000) per annum.  The consultancy agreement expired in December 2012.

30. Subsequent Events

Post year end acquisition of Aptiv Solutions

On 29 March 2014 the Company agreed to acquire, subject to certain closing conditions that did not occur prior to filing these financial statements, 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments. In addition to boosting the Company’s service capabilities, Aptiv Solutions will also strengthen the Company’s international presence through the addition of over 850 highly qualified and experienced professionals in the United States, Europe and Japan.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings

As at 31 December 2013 the Group had the following principal subsidiary undertakings:

Name	Registered Office	Proportion held by Group

ICON Clinical Research Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%*

ICON Holdings	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%*

ICON Holdings Clinical Research International Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

DOCS Resourcing Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

ICON Clinical International	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

ICON Development Solutions, LLC	8282 Halsey Road, Whitesboro NY 13492 U.S.A.	100%

ICON Development Solutions, LLC	7740 Milestone Parkway, Suite 150, Hanover, MD 21076 U.S.A.	100%

ICON Clinical Research, LLC.	2100 Pennbrook Parkway North Wales, PA 19454 U.S.A.	100%

ICON Central Laboratories, Inc.	123 Smith Street, Farmingdale, NY 11735 U.S.A.	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

Beacon Bioscience, Inc.	2800 Kelly Road, Suite 200, Warrington, PA 18976 U.S.A.	100%

Healthcare Discoveries, LLC	8307 Gault Lane, San Antonio, TX 78209-1015 U.S.A.	100%

Oxford Outcomes, LLC	7315 Wisconsin Avenue, Suite 250, Bethesda, MD 20814 (Montgomery County) U.S.A.	100%

PriceSpective, LLC	460 Norristown Road Suite 350 Blue Bell PA 19422 U.S.A.	100%

DOCS Global, Inc.	2 Grand Central Tower, 140 East 45th Street, 12th Floor, New York, NY 10017 U.S.A.	100%

ICON Clinical Pharmacology, LLC	10845 Harney Street, Omaha, NE 68154 U.S.A.	100%

ICON US Holdings Inc.	2100 Pennbrook Parkway, North Wales, PA 19454 U.S.A.	100%

DOCS International Belgium N.V	Pegasuslaan 5 1831 Diegem Belgium	100%

ICON Clinical Research EOOD	2A, Saborna Str., 4th floor, Sofia – 1000, Republic of Bulgaria	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

ICON Research Ltd. (Ispitivanja ICON d.o.o)	Radnicka cesta 80, 10000 Zagreb, Croatia	100%

ICON Clinical Research s.r.o.	Praha 4 - Chodov, V parku 2335/20, PSČ 148 00 Czech Republic	100%

DOCS International Nordic Countries A/S	Stengade 51, 3. tv. 3000 Helsingør Denmark	100%

DOCS International Finland Oy	Mannerheimintie 12 B 5th Floor FIN-00100 Helsinki Finland	100%

ICON Clinical Research S.A.R.L.	Le Capitole Building, 55 Av Des Champs Pierreux 92000 Nanterre France	100%

DOCS International France S.A.S.	55 Avenue des Champs Pierreux Le Capitole Building 92000 Nanterre France	100%

ICON Clinical Research GmbH	Heinrich-Hertz-Straße 26 63225 Langen Hessen Germany	100%

DOCS International Germany GmbH	Frankfurter Welle An der Welle 4, 60422 Frankfurt Germany	100%

ICON Clinical Research Kft (ICON Klinikai Kutató Kft)	1037 Budapest, Szépvölgyi út 39. Hungary	100%

ICON Clinical Research Israel Limited	6 Haba'al Shem Tov Street, Lod, Zip Code 71289, Northern Industrial Area, Israel.	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

DOCS Italia S.R.L.	Via Benigno Crespi, 23 20159 Milano Italy	100%
ICON Investments Limited	PO Box 76, Kleinwort Benson House, Wests Centre, St. Helier, JE4 8PQ Jersey	100%*

DOCS International BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

DOCS Insourcing BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

DOCS International Poland Sp.zo.o.	Warsaw Financial Centre, Regus Office XI floor 53 Emilii Plater Street 00-113 Warszawa Poland	100%

ICON Clinical Research Sp.zo.o.	Al. Jerozolimskie 56C, 00-803, Warsaw Poland	100%*

ICON Clinical Research S.R.L.	Calea Floreasca, Nr 133-137, Et. 3, Bucuruesti, Sector 1, Romania	100%

ICON Clinical Research d.o.o. Beograd	4th Floor, Zorana Djindjica 64a, 11070 Belgrade, Serbia.	100%

ICON Clinical Research Slovakia, s.r.o.	Suché mýto 1, 811 03 Bratislava Slovak Republic	100%

ICON Clinical Research Espana, S.L.	Calle Josep Pla Numero 2, Torre Diagonal Mar Piso 11, Modulo 1 Barcelona Spain	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

DOCS International Sweden AB	Gustav III:s Boulevard 34, 5th floor SE-169 73 Solna Sweden	100%
ICON Medical Imaging AG	Zeltweg 46 8032 Zurich Switzerland	100%

DOCS International Switzerland GmbH	Steinengraben 40, c/o Experfina AG, CH-4002 Basel Switzerland	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Beştepe Mahallesi Dumlupınar Bulvarı, No: 6/1211 06520 Yenimahalle / Ankara Turkey	100%

ICON Clinical Research LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	100%

ICON Development Solutions Limited	Skelton House Manchester Science Park Lloyd Street North Manchester UK M15 6SH United Kingdom	100%

DOCS International UK Limited	Concept House, 6 Stoneycroft Rise Chandlers Ford, Eastleigh, Hampshire, SO53 3LD United Kingdom	100%

Oxford Outcomes Limited	Seacourt Tower West Way Oxford OX2 0JJ United Kingdom	100%

PriceSpective Limited	2nd Floor 22 Tudor Street London EC4Y 0AY United Kingdom	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

ICON Clinical Research (U.K.) Limited	Concept House, 6 Stoneycroft Rise, Chandlers Ford, Eastleigh, Hampshire, SO53 3LD. United Kingdom	100%

AKOS Limited	2 Globeside Business Park, Marlow, Buckinghamshire, SL7 1HZ, United Kingdom	100%

ICON Clinical Research, S.A.	Avenida Leandro N. Alem 1110, Piso 13°, Ciudad Autónoma de Buenos Aires Argentina	100%

ICON Pesquisas Clinicas LTDA	Av. Ibirapuera 2332, Torre II 4º Andar, São Paulo, SP Brazil.	100%

ICON Clinical Research (Canada) Inc.	7405 Trans-Canada Highway, Suite 300 Saint-Laurent, Quebec H4T 1Z2 Canada	100%

Oxford Outcomes Limited	19th Floor 885 West Georgia Street Vancouver BC V6C 3H4 Canada	100%

ICON Chile Limitada	Huerfanos 770 Piso 4 Oficina 402 Santiago Chile	100%

ICON Clinical Research México, S.A. de C.V.	Barranca del Muerto 329 3rd Floor Col. San Jose Insugentes 03900 Mexico D.F.	100%

ICON Clinical Research Peru S.A.	Av. 28 de Julio 150, Piso 6, Miraflores, Lima 18, Peru	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

ICON Clinical Research PTY Limited	Suite 201, Level 2, 2-4 Lyon Park Road, North Ryde, NSW 2113 Australia	100%*

ICON Clinical Research (Beijing) Co., Limited	Room B1101, Tower No. 1, No. 36 North 3rd Ring Road East, Dong Cheng District, Beijing, China	100%

ICON Clinical Research (Beijing No.2) Co., Limited	Room 335, No.8, An Ning Zhuang East Road, Haidian District, Beijing, China	100%

ICON Clinical Research India Private Limited	RMZ Millenia Business Park, Block 3A - 2nd Floor, #143 Dr. MGR Road, Kandanchavady, Chennai, Tamil Nadu, India 600 096	100%

ICON Japan K.K.	6F-7F MD Kanda Building, 9-1 Kanda Mitoyocho, Chiyoda-ku, Tokyo 101-0053 Japan	100%*

ICON Clinical Research Korea Yuhan Hoesa	Capital Tower, 18th Floor 736-1 Yeoksam-dong Gangnam-gu Seoul Korea 135-983	100%

ICON Clinical Research Hong Kong Limited	Unit 3606, 36th/F Skyline Tower, 39 Wang Kwong Road Kowloon Bay, Kowloon Hong Kong	100%

ICON CRO Malaysia SDN. BHD.	Level 10, 1 Sentral, Jalan Travers, Kuala Lumpur Sentral, P.O. Box 10192, 50706 Kuala Lumpur Malaysia	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2013

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

ICON Clinical Research (New Zealand) Limited	Plaza Level, AXA Centre, 41 Shortland Street, Auckland, New Zealand 1010	100%

ICON Clinical Research Services Philippines, Inc.	28th Floor, Tower 2 The Enterprise Center 6766 Ayala Ave. corner Paseo de Roxas Makati City 1226 Philippines	100%

ICON Clinical Research (Pte) Limited	24 Raffles Place #24-03 Clifford Centre Singapore 048621	100%

ICON Clinical Research Taiwan Limited	2F, No. 96, Sec. 1, Chien Kou North Road, Taipei 10495, Taiwan	100%

ICON Clinical Research (Thailand) Limited	195 Empire Tower, 24th Floor, Unit 2408, South Sathorn Road, Yannawa, Sathorn, Bangkok, Thailand	100%

* held directly

32. Approval of financial statements

The Board of Directors approved these financial statements on 29 April 2014.

Company Statement of Financial Position
as at 31 December 2013

	Note	31 December	31 December
		2013	2012
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment	1	1,048	1,136
Intangible assets	2	504	500
Investment in subsidiaries	3	524,810	362,983
Deferred tax asset	4	395	396
Total non-current assets		526,757	365,015

Current assets
Other current assets	5	2,727	3,218
Amounts due from subsidiary undertakings		137,072	52,329
Current taxes receivable		174	-
Cash and cash equivalents		3,833	1,058
Total current assets		143,806	56,605

Total assets		670,563	421,620

EQUITY
Share capital		5,168	5,067
Share premium		199,785	172,963
Capital redemption reserve		100	100
Share based payment reserve		44,785	42,527
Other reserves		6,071	6,071
Functional currency translation reserve		25,885	3,306
Retained earnings		365,282	177,558
Attributable to equity holders		647,076	407,592

Total equity		647,076	407,592

LIABILITIES
Non-current liabilities
Non-current other liabilities	6	2,865	4,967
Total non-current liabilities		2,865	4,967

Current liabilities
Accounts payable		608	454
Accrued and other liabilities	6	20,014	8,185
Current taxes payable		-	422
Total current liabilities		20,622	9,061

Total liabilities		23,487	14,028

Total equity and liabilities		670,563	421,620

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Company Statement of Changes in Equity
for the year ended 31 December 2013

	Number	Share	Share	Capital Redemption	Share Based Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2013	60,287,498	5,067	172,963	100	42,527	6,071	3,306	177,558	407,592
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	176,616	176,616
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	22,579	-	22,579
Total other comprehensive income	-	-	-	-	-	-	22,579	-	22,579
Total comprehensive income for the year	-	-	-	-	-	-	22,579	176,616	199,195
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	-	13,366	-	-	-	13,366
Exercise of share options	1,249,759	101	26,888	-	-	-	-	-	26,989
Share issue costs	-	-	(70)	-	-	-	-	-	(70)
Issue of restricted share units	50,000	-	4	-	-	-	-	-	4
Transfer of exercised and expired share based awards	-	-	-	-	(11,108)	-	-	11,108	-
Total contributions by and distributions to owners	1,299,759	101	26,822	-	2,258	-	-	11,108	40,289
Total transactions with owners	1,299,759	101	26,822	-	2,258	-	-	11,108	40,289
Balance at 31 December 2013	61,587,257	5,168	199,785	100	44,785	6,071	25,885	365,282	647,076
As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2013 financial year retained by the Company amounted to $182,632,000(2012: profit $1,034,000).

Company Statement of Changes in Equity
for the year ended 31 December 2012

	Number	Share	Share	Capital Redemption	Share Based Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2012	60,135,603	5,055	160,090	44	38,170	6,071	(7,738)	186,461	388,153
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,034	1,034
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	11,044	-	11,044
Total other comprehensive income	-	-	-	-	-	-	11,044	-	11,044
Total comprehensive income for the year	-	-	-	-	-	-	11,044	1,034	12,078
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	-	10,217	-	-	-	10,217
Exercise of share options	890,236	68	12,947	-	-	-	-	-	13,015
Share issue costs	-	-	(74)	-	-	-	-	-	(74)
Repurchase of ordinary shares	(738,341)	(56)	-	56	-	-	-	(15,607)	(15,607)
Share repurchase costs	-	-	-	-	-	-	-	(190)	(190)
Transfer of exercised and expired share based awards	-	-	-	-	(5,860)	-	-	5,860	-
Total contributions by and distributions to owners	151,895	12	12,873	56	4,357	-	-	(9,937)	7,361
Total transactions with owners	151,895	12	12,873	56	4,357	-	-	(9,937)	7,361
Balance at 31 December 2012	60,287,498	5,067	172,963	100	42,527	6,071	3,306	177,558	407,592
As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2012 financial year retained by the Company amounted to $1,034,000 (2011: profit $68,418,000).

Company Statement of Cash Flows
for the year ended 31 December 2013

	Note	Year ended	Year ended
		31 December	31 December
		2013	2012
		$’000	$’000

Profit for the financial year		176,616	1,034
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation	1	511	579
Amortisation of intangible assets	2	265	256
Share based payment		5,783	3,665
Interest on intercompany loans	3	(695)	(2,678)
Financing expense		-	921
Income tax expense		1,600	1,058
Operating cash inflow before changes in working capital		184,080	4,835

Decrease in other current assets		524	314
Increase in accounts payable and accrued and other liabilities		8,595	3,161
(Decrease) / increase in income taxes payable		(33)	713
Cash provided by operations		193,166	9,023
Interest paid on Group facility		(935)	(602)
Income taxes paid		(2,186)	(925)
Net cash inflow from operating activities		190,045	7,496
Investing activities
Purchase of computer software		(250)	(50)
Purchase of property, plant and equipment		(385)	(172)
Increase in investment in subsidiaries		(132,102)	(41,715)
Net cash used by investing activities		(132,737)	(41,937)
Financing activities
(Increase) / decrease in amounts due from subsidiary undertakings		(81,544)	34,575
Proceeds from exercise of share options		26,993	13,015
Share issuance costs		(70)	(74)
Repurchase of ordinary shares		-	(15,605)
Share repurchase costs		-	(190)
Net cash (used) / provided in financing activities		(54,621)	31,721
Net increase / (decrease) in cash and cash equivalents		2,687	(2,720)
Effect of exchange rate changes		88	49
Cash and cash equivalents at start of year		1,058	3,729
Cash and cash equivalents at end of year		3,833	1,058

Notes to Company Financial Statements
for the year ended 31 December 2013

1.  Property, plant and equipment

			Office
	Leasehold	Computer	furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2013	806	1,777	1,462	4,045
Additions	150	182	53	385
Foreign currency movement	24	58	48	130

At 31 December 2013	980	2,017	1,563	4,560

Depreciation
At 1 January 2013	648	1,387	874	2,909
Charge for the year	151	204	156	511
Foreign currency movement	18	45	29	92

At 31 December 2013	817	1,636	1,059	3,512

Net book value
At 31 December 2013	163	381	504	1,048

At 31 December 2012	158	390	588	1,136

			Office
	Leasehold	Computer	furniture &
	improvement	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2012	630	1,545	1,535	3,710
Additions	2	168	2	172
Disposals	138	-	(138)	-
Foreign currency movement	36	64	63	163

At 31 December 2012	806	1,777	1,462	4,045

Depreciation
At 1 January 2012	359	1,147	732	2,238
Charge for the year	165	196	218	579
Reclassification	105	-	(105)	-
Foreign currency movement	19	44	29	92

At 31 December 2012	648	1,387	874	2,909

Net book value
At 31 December 2012	158	390	588	1,136

At 31 December 2011	271	398	803	1,472

Notes to Company Financial Statements
for the year ended 31 December 2013

2. Intangible assets

Computer Software $’000
Cost
At 1 January 2012	1,027
Additions	50
Foreign exchange movement	23
At 31 December 2012	1,100

Additions	250
Foreign exchange movement	46
At 31 December 2013	1,396

Amortisation
At 1 January 2012	337
Arising during the year	256
Foreign exchange movement	7
At 31 December 2012	600

Arising during the year	265
Foreign exchange movement	27
At 31 December 2013	892

Net book value
At 31 December 2013	504

At 31 December 2012	500

Notes to Company Financial Statements
for the year ended 31 December 2013

3. Investment in subsidiaries

	Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000
Cost
At 1 January 2012	232,019	73,145	305,164
Imputed interest on long term intercompany loans	-	2,678	2,678
Additions	46,480	-	46,480
Share based payment	6,551	-	6,551
Share subscription payment from subsidiary companies	(4,765)	-	(4,765)
Foreign exchange movement	5,500	1,375	6,875
At 31 December 2012	285,785	77,198	362,983

Imputed interest on long term intercompany loans	-	695	695
Additions (1)	278,793	-	278,793
Disposals / repayments (2)	(90,085)	(43,077)	(133,162)
Share based payment	7,951	-	7,951
Share subscription payment from subsidiary companies	(13,529)	-	(13,529)
Foreign exchange movement	19,422	1,657	21,079
At 31 December 2013	488,337	36,473	524,810

(1)
In September 2013, the Company invested $81.8 million for “A” shares in ICON Holdings. In November 2013, following an internal Group restructuring, the Company made a capital contribution to ICON Holdings and ICON Clinical Research UK Limited of $42.6 million and $38.2 million respectively. The Company also made an investment in ICON Clinical International of $116.2 million.

(2)	In December 2013, the Company made a payment of $43.1 million in respect of long term advances. Also in December 2013, the Company redeemed shares in ICON Holdings amounting to $90.1 million.

4. Deferred taxation

The net deferred tax asset at 31 December 2013 was as follows:

	31 December	31 December
	2013	2012
	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	270	77
Property, plant and equipment	105	213
Share based payment	-	-
Loans to subsidiaries	52	142

Total deferred taxation assets	427	432

Deferred taxation liabilities
Property, plant and equipment	(29)	(29)
Accrued expenses and payments on account	(3)	(7)

Total deferred taxation liabilities	(32)	(36)

Net deferred taxation asset	395	396

Notes to Company Financial Statements
for the year ended 31 December 2013

4. Deferred taxation (continued)

The movement in temporary differences during the year ended 31 December 2013 and year ended 31 December 2012 was as follows:

	Balance		Balance
	1 January	Recognised in	31 December
	2013	Income	2013
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	77	193	270
Property plant and equipment	213	(108)	105
Share based payments	-	-	-
Loans to subsidiaries	142	(90)	52

Total deferred taxation assets	432	(5)	427

Deferred taxation liabilities
Property, plant and equipment	(29)	-	(29)
Accrued expenses and payments on account	(7)	4	(3)

Total deferred taxation liabilities	(36)	4	(32)

Net deferred taxation asset	396	(1)	395

	Balance		Balance
	1 January	Recognised in	31 December
	2012	Income	2012
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	181	(104)	77
Property plant and equipment	6	207	213
Share based payments	30	(30)	-
Loans to subsidiaries	477	(335)	142

Total deferred taxation assets	694	(262)	432

Deferred taxation liabilities
Property, plant and equipment	(24)	(5)	(29)
Accrued expenses and payments on account	(4)	(3)	(7)

Total deferred taxation liabilities	(28)	(8)	(36)

Net deferred taxation asset	666	(270)	396

At 31 December 2013 and 31 December 2012 the Company had no operating loss carry forwards for income tax purposes and there were no deferred tax assets that have not been recognised.

Notes to Company Financial Statements
for the year ended 31 December 2013

5. Other current assets

	31 December	31 December
	2013	2012
	$’000	$’000

Prepayments	1,465	1,640
Other receivables	1,262	1,578

Total	2,727	3,218

6. Accrued and other liabilities

	31 December	31 December
	2013	2012
	$’000	$’000
Non-current other liabilities
Non-current other liabilities	2,865	4,967

Total	2,865	4,967

Current liabilities
Accruals and other liabilities	20,014	8,185

Total	20,014	8,185

Notes to Company Financial Statements
for the year ended 31 December 2013

7. Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Year ended	Year ended
	31 December	31 December
	2013	2012
	$’000	$’000
Income Statement
Expenses recharged to subsidiary companies	43,978	30,060
Profit on disposal of interest in subsidiaries (a)	179,545	-
Imputed interest on loans charged to subsidiary companies	695	2,678

Total	224,218	32,728

Cash Flow Statement
Increase in intercompany debtors and investments	(213,646)	(7,140)

Total	(213,646)	(7,140)

(a)
In May 2013, the Company disposed of its interest in ICON Germany resulting in a profit on disposal of $58.5 million.  In November 2013, following an internal Group restructuring, the Company disposed of it’s interest in ICON Clinical Research UK Limited resulting in a profit of $121.0 million.

Directors and Executive Officers of the Parent Company are the same as those for the Group.  For information on transactions with Directors and Executive Officers see note 29 to the Group financial statements, and for information on Directors’ remuneration see note 8.

8. Commitments and Contingencies

Operating Leases

The Company has several non-cancelable operating leases that expire over the next 5 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognised $3.2 million and $3.4 million in rental expense (including rates) for the years ended December 31, 2013 and December 31, 2012 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
$’000
2014	2,915
2015	2,692
2016	2,462
2017	1,900
2018	1,138
Thereafter	-

Total	11,107

Notes to Company Financial Statements
for the year ended 31 December 2013

9. Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

10. Financial instruments

The Company is exposed to various financial risks in the normal course of the business.  The Company’s financial instruments typically comprise, cash, bank borrowings and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations.  The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, interest rate risk, and foreign exchange risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  Credit risk in respect of the Company arises on balances due from group companies, and as the group is financially sound and the subsidiary entities that ICON Plc the company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s liquidity risk arises from the repayment of short term debt and other obligations as they fall due.  The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due. The Company’s bank credit lines and facilities are the same as Group. Details of the Group’s bank credit lines and facilities are set out in note 22.

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to the contractual maturity date:

At 31 December 2013

	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(608)	(608)	(608)	-	-	-	-
Accruals and other liabilities	(20,014)	(20,014)	(20,014)	-	-	-	-
Non-current other liabilities	(2,865)	(2,865)	-	-	(2,865)	-	-

	(23,487)	(23,487)	(20,622)	-	(2,865)	-	-
At 31 December 2012

	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(454)	(454)	(454)	-	-	-	-
Accruals and other liabilities	(8,185)	(8,185)	(8,185)	-	-	-	-
Non-current other liabilities	(4,967)	(4,967)	-	-	(2,484)	(2,483)	-

	(13,606)	(13,606)	(8,639)	-	(2,484)	(2,483)	-

Notes to Company Financial Statements
for the year ended 31 December 2013

10. Financial instruments (continued)

Foreign currency risk

While the functional currency of the Company is Euro, the Company reports its results in U.S. dollars. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar.  At 31 December 2013 (2012: $nil) the Company had $nil US dollar denominated bank loans.

Interest rate risk

The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in desired currencies at both fixed and floating rates of interest.  In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available.  The Company determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends.  At 31 December 2013, the Company did not have any borrowings drawn down.

Fair Values

Financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2013

10. Financial instruments (continued)

The fair value of the Company’s financial assets and liabilities, together with the carrying amounts, which are shown in the Statement of Financial Position, are as follows:

	31 December 2013	31 December 2013	31 December 2012	31 December 2012
	Carrying Amount	Fair Value Level 3	Carrying Amount	Fair Value Level 3
	$’000	$’000	$’000	$’000

Loans to/from subsidiaries	36,473	36,473	77,198	77,198

	36,473	36,473	77,198	77,198

The carrying values of amounts due from subsidiary undertakings, cash and cash equivalents, other current assets, accounts payable and accruals and other liabilities are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances.

The fair value of loans to/from subsidiaries for disclosure purposes is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. They are measured on the basis of level three inputs.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

11. Approval of financial statements

The Board of Directors approved the Company financial statements on 29 April 2014.

Reconciliation from IFRS to US Accounting Policies

The financial statements of the Group set out on pages 12 to 100 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”), which differ in certain significant respects from generally accepted accounting principles applicable in the U.S. (“U.S. GAAP”).  The material differences as they apply to the Group’s financial statements are as follows:

(a)	Financial statement format

The format of the financial statements and certain note disclosures differ under U.S. GAAP from those under EU IFRS.  The Group prepared a U.S. Securities and Exchange Commission Form 20-F Report which was made available to all shareholders in March 2014. The financial statements included in such Form 20-F are prepared in accordance with U.S. GAAP.

(b)	Merger with PRAI

The Group accounts for business combinations under EU IFRS in accordance with the IFRS 3 Business Combinations.  As permitted by IFRS 1 First Time Adoption of International Financial Reporting Standards the Group has only restated business combinations from 1 June 2001 onwards.  Business combinations prior to this date have not been restated.  In addition, goodwill has no longer been amortised since 1 June 2001, but rather is tested annually for impairment.  U.S. GAAP adopts different criteria to EU IFRS for establishing the method of accounting to be adopted for business combinations. On 28 January 2000 the Group completed a transaction with Pacific Research Associates Inc. (“PRAI”), a Group specialising in data management, statistical analysis and medical and regulatory consulting based in San Francisco, USA.  The merger with PRAI was accounted for using acquisition accounting principles in accordance with EU IFRS whilst U.S. GAAP required that the merger be accounted for using the pooling-of-interest method of accounting. U.S. GAAP pooling-of-interest accounting has resulted in a number of adjustments. Most significantly

(i)	the Group’s historic US GAAP financial statements have been restated to reflect the combined results of ICON and PRAI;
(ii)	the costs of the merger were expensed for U.S. GAAP purposes and included in the cost of acquisition for IFRS;
(iii)	goodwill arising on IFRS has been amortised over its expected useful life up to 31 May 2001. No goodwill arose on the merger under U.S. GAAP;
(iv)	the tax charge arising on the conversion of PRAI from an S-Corporation to a C-Corporation is treated as a pre acquisition charge under IFRS.

(c)	Share based payment expense

IFRS requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  In the year ending 31 December 2013, the Group has accounted for share based payments under U.S. GAAP in accordance with FASB ASC 718, Compensation – Stock Compensation, which also requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  There is a difference in recorded expense because firstly different periods are in scope for both treatments due to the different effective dates under both standards and secondly due to different models used to calculate the fair value of options. Under US GAAP the Black-Scholes model was used for the calculation of the expense whereas under IFRS this model is not the preferred model to be used and as such the binomial model is used.

Reconciliation from IFRS to US Accounting Principles (continued)

(d)	Deferred tax assets

IFRS requires that the fair value of share based payments, including share options issued to employees, is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  Under U.S. tax law the Group receives a tax deduction when U.S. employee share options are exercised.  This deduction is measured as the intrinsic value of the share options at the date the options are exercised.  Therefore, the tax deduction generally arises in different amounts and in different periods from compensation cost recognised in the financial statements.

Under US GAAP, FASB ASC 740, Income Taxes, the Group has recognised a deferred tax asset for the cumulative amount of compensation cost recognised in the financial statements for options that will result in a future tax deduction.  A similar deferred tax asset is also recognised under IFRS for options that will result in a future tax deduction, however, under IAS 12 Income Taxes if the tax deduction available in future periods is not known at the end of the period it is estimated based on information available at the end of the period.  As the tax deduction is dependent upon the Group’s share price at the exercise date, the measurement of the deductible temporary difference is based on the Group’s share price at the end of the period.  Where the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense, the deferred tax associated with the excess is recognised directly in equity.

(e)	Forward-looking statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Group’s control. Any forward-looking statement made by the Group is based only on information currently available as at the time of publication of this report. Forward-looking statements are subject to the occurrence of many events outside of the Group’s control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. These risk factors described in Appendix A on pages 118 to 126 include, without limitation, the inherent risk of dependence on pharmaceutical and biotechnology industries and certain clients, termination or delay of large contracts, risk of cost overruns, the risk of clinical outcomes, regulatory risks, and market competition.

(f)	IAS 19R Defined Benefit Pensions

The main impact of the adoption of IAS 19R on the financial results of the Group is in the calculation of finance income and charges in respect of post-employment benefit obligations. The Group has recognised the net interest expense of the defined benefit pension scheme within the payroll costs (operating expenses) in the income statement under IAS19R which is in line with US GAAP treatment of this cost.

Reconciliation from IFRS to US Accounting Principles (continued)

The following is a summary of the material adjustments to profit for the financial year and shareholders’ equity, which would be required, had the financial statements been prepared in accordance with U.S. GAAP.

(i)	Effect on profit for the financial year

	Year ended	Restated Year ended
	31 December	31 December
	2013	2012
	$’000	$’000

Profit for the financial year attributable to equity holders as stated under IFRS	107,058	58,124

US GAAP adjustments
Share based payment expense under IFRS	13,734	10,217
Share based payment expense under U.S. GAAP	(14,220)	(11,521)
Deferred tax adjustments on share based payments	(3,819)	(1,443)
Additional costs defined benefit pension scheme	59	43

Net income as stated under U.S. GAAP	102,812	55,420

Basic earnings per Ordinary Share under U.S. GAAP	$1.69	$0.92

Diluted earnings per Ordinary Share under U.S. GAAP	$1.65	$0.92

(ii)	Effect on shareholders’ equity

	31 December	31 December
	2013	2012
	$’000	$’000

Shareholders’ equity as stated under IFRS	929,550	766,441

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	(4,992)	2,143
Other adjustments on share based payments	30	-

Shareholders’ equity as stated under U.S. GAAP	910,579	754,575

Reconciliation from IFRS to US Accounting Principles (continued)

(iii)	Effect on total assets

	31 December	31 December
	2013	2012
	$’000	$’000

Total assets as stated under IFRS	1,450,741	1,205,173

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	(4,992)	2,143
Offset between deferred tax assets and liabilities	10,720	8,801

Total assets as stated under U.S. GAAP	1,442,460	1,202,108

(iv)	Effect on total liabilities

	31 December	31 December
	2013	2012
	$’000	$’000

Total liabilities as stated under IFRS	521,191	438,732

US GAAP adjustments
Offset between deferred tax assets and liabilities	10,720	8,801
Other adjustments on share based payments	(30)	-

Total liabilities as stated under U.S. GAAP	531,881	447,533

Appendix A: Risk Factors

Risk related to our business and operations

We depend on a limited number of clients and a loss of or significant decrease in business from them or one or more of them could affect our business.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended 31 December 2013, 31 December 2012 and 31 December 2011, 53%, 48% and 37% of our net revenues were derived from our top five clients.  During the year ended 31 December 2013 26% and 10% of our net revenues were derived from two clients, with no other client contributing more than 10% of net revenues during this period. During the year ended 31 December 2012 18% and 12% of our net revenues were derived from two clients, with no other client contributing more than 10% of net revenues during this period. During the year ended 31 December 2011 13% of our net revenues were derived from one client, with no other client contributing more than 10% of net revenues during this period. The loss of, or a significant decrease in business from one or more of these key clients could have a material adverse impact on our results of operations.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Group and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Group regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Group further endeavours to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognise and negotiate change orders for changes in the resources required or the scope of the work to be performed the Group could lose money if the costs of performance of these contracts exceeded their fixed fees.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and/or we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

•	the failure of products being tested to satisfy safety or efficacy requirements;

•	unexpected or undesired clinical results of the product;

•	a decision that a particular study is no longer necessary or viable;

•	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; or

•	production problems resulting in shortages of the drug

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

Appendix A: Risk Factors (continued)

If we fail to attract or retain qualified staff, our performance may suffer.

Our business, future success and ability to continue and expand operations depend upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high calibre clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performace and results of operations.

Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trial.  Insufficient or inappropriate patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.

We contract with physicians located in hospitals, clinics or other such sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient patient enrolment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

We rely on third parties for important products and services.

We depend on certain third parties to provide us with products and services critical to our business.  Such services include, amongst others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our central laboratory business, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment.  The failure of any of these third parties to adequately provide the required products or services could have a material adverse effect on our business.

We are highly dependent on information technology. If we fail to keep our systems up to date, or our systems fail or are unreliable, our operations may be adversely impacted.

The efficient operation of our business depends on our information technology infrastructure and our management information systems. Our information technology infrastructure includes both third party solutions and applications designed and maintained internally. Since our Group operates on multiple platforms, the failure of our information technology infrastructure and/or our management information systems to perform could severely disrupt our business and adversely affect our results of operation. In addition, our information technology infrastructure and/or our management information systems are vulnerable to damage or interruption from, amongst others, natural or man-made disasters, terrorist attacks, computer viruses or hackers, power loss, other computer systems, internet telecommunications or data network failures. Any such interruption could adversely affect our business and results of operations.

A significant portion of our operations rely on the secure processing, storage and transmission of confidential information, including client and personal confidential information.   For example, through our Phase I business, we obtain and store personal health-related information of participating subjects. Our activities are subject to a risk of cyber security issues and/or attacks which could result in the disclosure or loss of confidential client or customer information, damage to our reputation, additional costs, regulatory penalties and financial losses.  Despite our security measures, our computer systems, software and networks, or those of our suppliers, customers and so on, are vulnerable to unauthorized access, loss or destruction of data (including confidential client information and personal health data), hardware malfunctions, unavailability of service, computer viruses or other malicious code, cyber attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure.
If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK and Firecrest services. Also, changes to our operating systems, software or programs could adversely impact our business.

Appendix A: Risk Factors (continued)

We rely on our interactive response technologies to provide accurate information regarding the randomization of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run interactive response technologies to automatically manage the randomization of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, incorrect dosing of patients, invalidation of the trial and/or liability claims against the Company among other things.

Our operations might be impacted by a disruption to travel systems.

Many of our operations rely on the availability of air or other transportation for the distribution of clinical trial materials, study samples and personnel. While we have developed contingency plans to minimise the impact of such events, a disruption to the availability of air transportation or other travel systems could have a material adverse impact on our activities and results of operations.

We may make, or be unable to make, acquisitions in the future, which may lead to disruptions to our ongoing business.

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, consummate an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

●	assimilate the operations and services or products of the acquired company or business;

●	integrate acquired personnel;

●	retain and motivate key employees;

●	retain customers; and

●	minimise the diversion of management's attention from other business concerns.

In the event that the operations of an acquired company or business do not meet our performance expectations, we may have to restructure the acquired company or business or write-off the value of some or all of the assets of the acquired company or business.

Serious adverse events can occur in Phase I trials.

We conduct Early Phase and Proof of Principle clinical trials including first-in human and healthy volunteer studies. Although we have policies and procedures in place, due to the experimental nature of these studies, serious adverse events may arise.

Appendix A: Risk Factors (continued)

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries and that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. The following could each result in such a downturn:

●	if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilise our services
●
if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business

●	if unfavourable economic conditions or disruptions in the credit and capital markets negatively impacted our clients

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.

Certain pharmaceutical companies have begun to collaborate in seeking to develop new drug candidates.  Increased collaboration amongst pharmaceutical companies may lead to fewer research opportunities, which in turn may lead to fewer outsource opportunities for companies within the CRO industry.  A reduction in outsource opportunities as a result of this increased collaboration could have a material adverse impact on our results of operations.

We operate in a highly competitive and dynamic market.

The CRO industry is highly competitive.  In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies.  If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there would be a material adverse impact on our results of operations.  Similarly, we compete with other CROs for work which comes outside of these strategic relationships.

The type and depth of services provided by CROs have changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely effect our business and operations.

Appendix A: Risk Factors (continued)

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate or differ from expected or forecasted results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation  cancellation or termination of projects in a quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number and percentage of employees who were working on projects billable to the client during that period. We may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

Also, if in future quarters, we are unable to achieve efficiencies and our expenses group faster than our net revenues, our operating margins and profitability will be adversely impacted.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

Our effective tax rate may fluctuate from quarter-to-quarter, which may affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results of operations. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution. The resolution of audit issues may lead to differences which could have a significant impact on our effective tax rate.

Our backlog may not convert to net revenue and the rate of conversion may slow.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients.  Our backlog at any date is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects underlying the backlog.  No assurances can be given that we will be able to realise this backlog as net revenue.  A failure to realise backlog as net revenue could have a material adverse impact on our results of operations.  In addition, as the length and complexity of projects underlying our backlog increases, the rate at which backlog converts to net revenue may be slower than in the past.  A significant reduction in the rate at which backlog converts to net revenue could have a material impact on our results of operations.

Significant changes from our estimates of contingent consideration payable on acquisitions could have a serious adverse impact on our results of operations.

We have made a number of acquisitions in the past and will continue to review new acquisition opportunities.  The cost of many of these acquisitions includes a portion which is contingent upon certain future events, such as the achievement of a particular revenue or earnings target.  Where an acquisition agreement provides for such additional consideration, the amount of the estimated additional consideration is recognised on the acquisition date at fair value. The accounting treatment of any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the consolidated income statement or other comprehensive income depending on whether the asset or liability is considered a financial instrument.  Significant estimates and judgements are required in estimating the acquisition date fair value of the additional consideration. Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable which could have a significant adverse impact on our results of operations.

Appendix A: Risk Factors (continued)

The Group is exposed to various risks in relation to our cash and cash equivalents and current asset investments.

The Group’s treasury function actively manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or current asset investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with which we invest, interest rate risk on floating rate securities, sovereign risk (our principal sovereign risk relates to investments in U.S. Treasury funds), and other factors.

We manage risks in relation to these balances through ongoing monitoring of the composition of the balances and ensuring that funds are invested in accordance with strict risk management policies and controls as specified by the Company’s Board of Directors.

Although we have not recognised any significant losses to date on our cash and cash equivalents or current asset investments, any significant declines in their market values could have a material adverse affect on our financial position and operating results.

Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of health care reform and the expansion of managed care organisations.

Numerous governments, including the U.S. government and governments outside of the U.S. have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

In addition to healthcare reform proposals, the expansion of managed care organisations in the healthcare market may result in reduced spending on research and development. Managed care organisations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

We may lose business as a result of changes in the regulatory environment.

Various regulatory bodies throughout the world may enact legislation, rules and guidance which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation, rules and guidance is difficult to predict and therefore could have a material adverse effect on our business.

Appendix A: Risk Factors (continued)

Failure to comply with the regulations of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

•	termination of or delay in any research;

•	disqualification of data;

•	denial of the right to conduct business;

•	criminal penalties;

•	other enforcement actions;

•	loss of clients and/or business; and

•	litigation from clients and resulting material penalties, damages and costs.

We are subject to political, regulatory and legal risks associated with our international operations.

We are one of a small group of organisations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalisation of private assets and the imposition of exchange controls. In addition, operating globally means the Company faces the challenges associated with coordinating its services across different countries, time zones and cultures.

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging and developing countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

Appendix A: Risk Factors (continued)

Finally, we operate in some countries where national laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws and the large number of employees and contractors we have in many jurisdictions, there is a risk that some provisions may inadvertently be breached, for example through negligent behaviour of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialise, our results of operations and financial condition could be materially adversely affected.

Data Privacy

Current and proposed laws and regulations relating to the confidentiality of personal data of patients and others could limit the scope of our services, expose us to increased risk and liability and increase the cost of doing business.

Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

Client Claims
If we breach the terms of an agreement with a client (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to provide our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect should one or more employees or contractors fail to comply with all applicable regulations and Good Clinical Practice and thereby expose us to the risk of claims by clients.

Claims relating to Investigators
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions against the investigators with whom we contract.

Indemnification from Clients
Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients arising from the study drug vary from client to client and from trial to trial and may not be sufficient in scope or amount or the client may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients.

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim or settlement that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award or settlement amount. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

Claims to Date
To date, we have not been subject to any liability claims that are expected to have a material effect on our business; however, there can be no assurance that we will not become subject to such claims in the future or that such claims will not have a material effect on our business.

Appendix A: Risk Factors (continued)

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others, our results of operations, analyst expectations, developments impacting the industry or our competitors and general market and economic conditions. In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.